EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

MICROMUSE INC.,

SYDNEY ACQUISITION INC.,

QUALLABY CORPORATION,

WILLIAM J. GEARY, AS TARGET STOCKHOLDER REPRESENTATIVE,

AND

THE PRINCIPAL TARGET STOCKHOLDERS

Dated as of April 7, 2005

i

(Continued)

	(f)	Subsidiaries	24

	(g)	Financial Statements	24

	(h)	Events Subsequent to Most Recent Fiscal Year End	25

	(i)	Undisclosed Liabilities	28

	(j)	Legal Compliance	28

	(k)	Tax Matters	28

	(l)	Real Property	30

	(m)	Proprietary Information	32

	(n)	Indebtedness	35

	(o)	Tangible Assets	36

	(p)	Contracts	36

	(q)	Affiliated Transactions	38

	(r)	Accounts Receivable	38

	(s)	Insurance	38

	(t)	Litigation	39

	(u)	Product Warranty	39

	(v)	Employees and Labor Matters	39

	(w)	Employee Benefits	41

	(x)	Guaranties	43

	(y)	Certain Business Relationships with the Target and Its Subsidiaries	44

	(z)	Vote Required	44

	(aa)	Customers and Suppliers	44

	(bb)	Banking	44

	(cc)	Questionable Payments	44

	(dd)	Powers of Attorney	45

	(ee)	Diligence	45

6.	Pre-Closing Covenants		45

	(a)	Target	45

	(b)	Parent and Merger Sub	52

	(c)	Further Assurances	52

	(d)	Press Releases and Public Announcements	53

	(e)	Market Manipulation	53

(Continued)

	(f)	Access to Work Papers, Data and Facilities to Confirm Closing Financial Statements	53

7.	Post-Closing Covenants		53

	(a)	General	53

	(b)	Litigation Support	54

	(c)	Transition	54

	(d)	Director and Officer Indemnification	54

	(e)	Employee Benefits	55

8.	Conditions to Obligation to Close		55

	(a)	Conditions to Obligation of Parent and Merger Sub	55

	(b)	Conditions to Obligation of the Target and the Target Stockholders	59

9.	Remedies for Breaches of Agreement; Indemnification		60

	(a)	Survival of Representations and Warranties	60

	(b)	Indemnification Provisions for Benefit of Parent Indemnitees	60

	(c)	Indemnification Provisions for Benefit of the Target Stockholders	61

	(d)	[INTENTIONALLY OMITTED.]	61

	(e)	Matters Involving Third Parties	61

	(f)	Satisfaction of Claims	63

	(g)	Payment for Adverse Consequences	64

	(h)	Further Limitations	64

	(i)	Sole Remedy for Breaches of Representations and Warranties	65

10.	Tax Matters		65

	(a)	Certain Taxes	65

	(b)	Tax Returns	65

	(c)	Straddle Periods	65

	(d)	Cooperation on Tax Matters	67

	(e)	Tax Proceedings	67

	(f)	Retention of Documents	67

11.	Termination		68

	(a)	Termination	68

	(b)	Effect of Termination	69

12.	Miscellaneous		69

	(a)	Further Action/Tax Treatment	69

(Continued)

(b)	Entire Agreement	69

(c)	No Third-Party Beneficiaries: Succession and Assignment	70

(d)	Counterparts	70

(e)	Headings	70

(f)	Notices	70

(g)	Governing Law	71

(h)	Amendments, Extensions and Waivers	71

(i)	Severability	72

(j)	Expenses	72

(k)	Construction	73

(l)	Incorporation of Confidentiality Agreement, Exhibits, Parent Disclosure Schedule and Target Disclosure Schedule	73

(m)	Specific Performance	73

(n)	Submission to Jurisdiction	73

(o)	Counsel to Target	73

Exhibits

Exhibit A	–	Form of Escrow Agreement
Exhibit B	–	Form of Stockholder General Release
Exhibit C	–	Form of Certificate of Merger
Exhibit D	–	Capitalization Table
Exhibit E-1	–	Signing Financial Statements
Exhibit E-2	–	Closing Financial Statements
Exhibit F	–	Form of Employment Agreement
Exhibit G	–	Form of Opinion of Counsel to Target
Exhibit H	–	Form of Voting Agreement
Exhibit I	–	Form of Director and Officer Resignation
Exhibit J	–	Form of Opinion of Counsel to Parent
Target Disclosure Schedule	–	Exceptions to Representations and Warranties Concerning the Target and Its Subsidiaries
Parent Disclosure Schedule	–	Exceptions to Representation and Warranties Concerning the Parent

AGREEMENT AND PLAN OF MERGER, dated as of April 7, 2005 (this “Agreement”), by and among Micromuse Inc., a Delaware corporation (the “Parent”) and Sydney Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the “Merger Sub”), on the one hand, and Quallaby Corporation, a Delaware corporation (the “Target”), the Target Stockholder Representative (as defined below) and the Principal Target Stockholders (as defined below) on the other hand.

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and the Target have each determined that the Merger (as defined below) is in the best interests of their respective stockholders and have approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

B. Pursuant to the terms and subject to the conditions set forth in this Agreement, the Target Preferred Stockholders shall be entitled to receive the Target Preferred Stockholder Merger Consideration and the Target Common Stockholders shall be entitled to receive the Target Common Stockholder Merger Consideration;

C. In order to effectuate the foregoing, Merger Sub, upon the terms and subject to the conditions of this Agreement and, in accordance with the Delaware General Corporation Law (the “DGCL”), will merge with and into the Target (the “Merger”);

D. Parent, Merger Sub, the Target and the Principal Target Stockholders desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound hereby, the parties to this Agreement (each, a “Party” and collectively, the “Parties”) hereto agree as follows:

1. Definitions.

(a) Defined Terms. The following terms shall have the following meanings:

“Acquisition Proposal” has the meaning set forth in § 6(a)(xxiv)(E) below.

“Adverse Consequences” means all Claims, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Adverse Recommendation” has the meaning set forth in § 6(a)(xxiv)(A) below.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Affiliated Group” means any affiliated group within the meaning of Code § 1504(a) or any similar group defined under a similar provision of state, local or foreign law.

“Agreement” has the meaning set forth in the preface above.

“Ancillary Agreements” means the Employment Agreements, the Stockholder General Releases, the Escrow Agreement, the Voting Agreements, and all exhibits thereto, and any and all other agreements to which the Target Stockholders are parties relating to the Merger.

“Asserted Liability” has the meaning set forth in § 9(f)(i) below.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, occurrence, event, incident, action, or failure to act, that forms or would be reasonably expected to form the basis for any specified consequence.

“BDO” means BDO Seidman, LLP, the designated independent accounting firm of the Target.

“Board of Directors” means the Board of Directors of any specified Person and any properly serving and acting committees thereof.

“Break Up Fee” has the meaning set forth in § 12(j)(ii) below.

“Business Day” means any day that is not a Saturday, a Sunday or other day designated as a holiday on which the NASDAQ Stock Market is closed.

“Business Transfer Laws” shall mean the Acquired Rights Directive of the European Union (“EU”) and any legislation promulgated to implement the Acquired Rights Directive, including but not limited to the Transfer of Undertakings and Protection of Employment Act in the UK (“TUPE”), and any other similar business transfer laws related to the transfer of employees in the event of a sale or acquisition of a business in countries outside the EU or the United States.

“Certificate” means a stock certificate which immediately prior to the Effective Time represents outstanding shares of capital stock of a Party.

“Certificate of Merger” has the meaning set forth in § 2(b) below.

“Claim” means any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand.

“Claims Notice” has the meaning set forth in § 9(f)(i) below.

“Closing” has the meaning set forth in § 2(b) below.

“Closing Audited Financial Statements” has the meaning set forth in § 5(g)(ii) below.

“Closing Date” has the meaning set forth in § 2(b) below.

“Closing Financial Statements” has the meaning set forth in § 5(g)(ii) below.

“Closing Unaudited Financial Statements” has the meaning set forth in § 5(g)(ii) below.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any information concerning the business and affairs of the Target or its Subsidiaries that is not already generally available to the public.

“Confidentiality Agreement” means the Confidentiality Agreement, dated December 17, 2004, by and between the Target and Parent, as amended.

“Contest Notice” has the meaning set forth in § 9(f)(ii) below.

“Controlled Group of Corporations” shall mean each person (as defined in Section 3(9) of ERISA) which, together with the Target or its Subsidiaries, would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Deductible” has the meaning set forth in § 9(h)(iii) below.

“Developing Software” has the meaning set forth in § 5(m)(xii) below.

“DGCL” has the meaning set forth in the Recitals above.

“Dissenting Shares” has the meaning set forth in § 3(f) below.

“Dissenting Stockholder” has the meaning set forth in § 3(f) below.

“Effective Time” has the meaning set forth in § 2(b) below.

“Employee Benefit Plan” means each current and (to the extent there are any accrued and unpaid Liabilities as of the Closing Date) former plan, arrangement, agreement or program that is: (i) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (ii) an agreement with respect to employment, severance, or other benefits with any current or former employees, directors, or consultants, (iii) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors, consultants or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (iv) any other employee benefit plan as defined under ERISA § 3(3), whether or not funded and whether or not terminated.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1).

“Employment Agreement” has the meaning set forth in § 8(a)(x) below.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means the escrow agent appointed under the Escrow Agreement, who shall be selected by Parent and shall be reasonably acceptable to the Target Stockholder Representative.

“Escrow Agreement” means the escrow agreement in the form of Exhibit A hereto established to pay for any claims for indemnification pursuant to this Agreement as executed by the Target Stockholder Representative, Parent and the Escrow Agent.

“Escrow Amount for Indemnification” means the amount in the escrow fund established pursuant to the Escrow Agreement equaling fifteen percent (15%) of the Total Merger Consideration, or Four Million Nine Hundred Fifty Thousand Dollars ($4,950,000).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in § 2(e)(i) below.

“Exchange Amount” has the meaning set forth in § 2(d)(ii)(B) below.

“Fiduciary” has the meaning set forth in ERISA § 3(21).

“FIRPTA Certificate” has the meaning set forth in § 8(a)(xix) below.

“Forfeited Consideration” has the meaning set forth in § 3(d)(iv) below.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Entity” means any supranational, foreign, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, or other governmental or quasi-governmental authority.

“Indebtedness” means, when used with reference to any Person, without duplication: (i) any liability of such Person created or assumed by such Person, or any Affiliate thereof, (A) for borrowed money, (B) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation, deed of trust or mortgage) given in connection with the acquisition of, or exchange for, any property or assets (other than accounts payable for inventory or similar property acquired and consumed in the Ordinary Course of Business), including securities and other indebtedness, (C) in respect of letters of credit issued for such Person’s account or (D) for the payment of money as lessee under leases that should be, in accordance with GAAP, recorded as capital leases for financial reporting purposes; (ii) any liability of others described in the preceding clause (i) guaranteed as to payment of principal or interest by such Person or in effect guaranteed by such Person through an agreement, contingent or otherwise, to purchase, repurchase or pay the related indebtedness or to acquire the security therefor; (iii) all liabilities or obligations secured by a Lien upon property or assets owned by such Person and upon which liabilities or obligations such Person customarily pays interest or principal, whether or not such Person has not assumed or become liable for the payment of such liabilities or obligations; and (iv) any amendment, renewal, extension, revision or refunding of any such liability or obligation.

“Indemnified Party” has the meaning set forth in § 9(e)(i) below.

“Indemnifying Party” has the meaning set forth in § 9(e)(i) below.

“Indemnitee” has the meaning set forth in § 9(f)(i) below.

“Independent Accounting Firm” means an accounting firm that does not perform, and has not performed, audit services for either Parent or the Target.

“Key Target Employees” means the following employees of the Target: Steve Ball, Nate Rockwell, David Pennell, Francois Caron, Yves Charles and Tom Axbey.

“Knowledge” means the state of knowledge of a particular fact or other matter that an individual shall be deemed to have if (i) such individual is actually aware of such fact or other matter, or (ii) such individual would have had knowledge of such fact following a reasonable investigation.

“Knowledge of the Target” means the Knowledge of the directors and officers of the Target and each of its Subsidiaries, and the Knowledge of any employees of the Target or any of its Subsidiaries with primary responsibility for a principal business unit, division or function (including principal functions such as sales, human resources, product development and finance).

“Liability” or “Liabilities” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, lien, security interest, charge, or other encumbrance, other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, and (iii) purchase money liens and liens securing rental payments under capital lease arrangements.

“Merger” has the meaning set forth in the Recitals above.

“Merger Sub” has the meaning set forth in the preface above.

“Most Recent Balance Sheet” means the consolidated balance sheet of Target and its Subsidiaries dated February 28, 2005.

“Most Recent Fiscal Year End” means December 31, 2004.

“Multiemployer Plan” has the meaning set forth in ERISA 3(37).

“Operational Software” has the meaning set forth in § 5(m)(xi) below.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Organization Documents” means, with respect to any entity, the Certificate or Articles of Incorporation, Bylaws, together with any amendments thereto or restatements thereof, or other governing documents of such entity.

“Owned Proprietary Information” has the meaning set forth in § 5(m)(i) below.

“Parent” has the meaning set forth in the preface above.

“Parent Common Stock” means the common stock of Parent, par value $.01 per share.

“Parent Common Stock Value” means the average closing price of Parent Common Stock for the ten (10) Business Days immediately preceding the date of this Agreement.

“Parent Disclosure Schedule” has the meaning set forth in § 4(c).

“Parent Indemnitees” means Parent, its Affiliates (including Merger Sub), and their respective officers, directors, stockholders, employees, agents and representatives.

“Parent Indemnity Claims” has the meaning set forth in § 9(f) below.

“Parent Material Adverse Effect” means any adverse change, circumstance or effect (not proximately caused by the public announcement of the proposed Merger) that, individually or in the aggregate with all other adverse changes, circumstances and effects, is or is reasonably likely to be materially adverse to the business, operations, assets, liabilities, financial condition, or results of operations of the Parent, its Subsidiaries or the Surviving Corporation or would prevent the Parent from performing its obligations under this Agreement; provided, however, that any adverse change, effect, occurrence, state of fact or development attributable to (i) conditions affecting the network management industry as a whole, (ii) general economic conditions, or (iii) currency fluctuations shall not be taken into account in determining if a Parent Material Adverse Effect has occurred.

“Parent Option” has the meaning set forth in § 3(a).

“Parent Option Agreement” means Parent’s standard form of agreement for the issuance of options for Parent Common Stock to be executed by each holder of a Target Option.

“Party” and “Parties” have the meanings set forth in the preface above.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Share Merger Consideration” means an amount equal to the quotient of (a) the Total Merger Consideration, divided by (b) the Total Target Common Stock.

“Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Principal Target Stockholders” means North Bridge Venture Partners IV-A, L.P., North Bridge Venture Partners IV-B, L.P., North Bridge Venture Partners V-A, L.P., North Bridge Venture Partners V-B, L.P., Commonwealth Capital Ventures II L.P., CCV II Associates L.P., Commonwealth Capital Ventures III L.P., and CCV III Associates L.P.

“Prohibited Transaction” has the meaning set forth in ERISA § 406 and Code § 4975.

“Proprietary Information” means, with respect to any Person: (a) all United States and foreign patents that have issued (including utility, model and design patents, supplementary protection certificates, certificates of invention and the like), all patent applications (including applications for utility, model and design patents, supplementary protection certificates, certificates of invention and the like), and all divisionals, continuations, continuations-in-part, reissues, renewals, extensions or additions to any such patents and patent applications, heretofore filed or having legal force in any country of the world; (b) all know-how, including, but not limited to, trade secrets, formulae, ideas, inventions, discoveries, innovations, improvements, results, reports, information and data (including, but not limited to, all business and technical information and data, information and data relating to development, analytical methods, processes, formulations, compositions, research data, procedures, proprietary technology and information, processes, techniques, designs, drawings, specifications, customer lists, supplier lists, pricing, costs, business and marketing research, plans and proposals, and the like); (c) all trademarks, service marks, trade dress, trade names, logos, commercial symbols, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (d) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (e) all computer programs (including source code and object code) and computer software (including data and related documentation); (f) all Internet domain names, URLs and applications therefor; (g) all industrial designs and applications for registration for such industrial designs; and (h) all copies and tangible embodiments of the foregoing (in whatever form or medium, including, but not limited to, electronic media).

“Pro Rata Portion” means with respect to each Target Stockholder the fraction equal to (a) the amount of the Total Merger Consideration to which such Target Stockholder is entitled pursuant to § 3(d) below divided by (b) the Total Merger Consideration payable to all Target Stockholders.

“Requisite Stockholder Approval” has the meaning set forth in § 5(z) below.

“Restricted Target Common Stock” has the meaning set forth in § 3(d)(iii) below.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Several” or “Severally” means, as used with respect to indemnification, the indemnifying party’s pro rata portion of any individual indemnification claim, in accordance with its respective ownership of Target Common Stock (assuming for the purpose of this definition the conversion of the Target Preferred Stock into the Target Common Stock) immediately prior to the Effective Time.

“Signing Financial Statements” has the meaning set forth in § 5(g)(i) below.

“Signing Unaudited Financial Statements” has the meaning set forth in § 5(g)(i) below.

“Stockholder General Release” means the general release in the form of Exhibit B hereto to be submitted to each Target Stockholder for execution forever releasing the Target and each of its present and future Affiliates, successors, transferees and assignees (including Parent and Merger Sub) of all Claims which such Target Stockholder may have or allege with respect to the transactions contemplated by this Agreement, and any other Claims which such Target Stockholder may have against the Target or any of its officers or directors in its capacity as a Target Stockholder.

“Straddle Period” has the meaning set forth in § 10(c) below.

“Straddle Return” has the meaning set forth in § 10(c) below.

“Subsidiary” means any corporation (or other entity) with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock (or other voting equity) or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors (or other comparable governing body of such entity).

“Superior Proposal” has the meaning set forth in § 6(a)(xxiv)(F).

“Surviving Corporation” has the meaning set forth in § 2(a) below.

“Target” has the meaning set forth in the preface above.

“Target Board Recommendation” has the meaning set forth in § 6(a)(xxiv)(A) below.

“Target Common Stock” means the common stock of the Target, par value $0.0001 per share.

“Target Common Stockholder” means the holder of Target Common Stock.

“Target Common Stockholder Merger Consideration” means the aggregate amount owed to all of the Target Common Stockholders pursuant to § 3(d)(i).

“Target Common Warrants” means the warrants to purchase an aggregate of 583,800 shares of Target Common Stock.

“Target Disclosure Schedule” has the meaning set forth in § 5 below.

“Target Employees” has the meaning set forth in § 5(v)(ii) below.

“Target Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement dated as of August 11, 2004 by and among the Company and the other signatories thereto.

“Target Licenses” has the meaning set forth in § 5(m)(i) below.

“Target Material Adverse Effect” means any adverse change, circumstance or effect (not proximately caused by the public announcement of the proposed Merger) that, individually or in the aggregate with all other adverse changes, circumstances and effects, is or is reasonably likely to be materially adverse to the business, operations, assets, liabilities, financial condition, or results of operations of Target and its Subsidiaries, taken as a whole, or would prevent the Target from performing its obligations under this Agreement; provided, however, that any adverse change, effect, occurrence, state of fact or development attributable to (i) conditions affecting the network performance management industry as a whole, (ii) a delay, reduction, cancellation or change in the terms of orders by customers of the Target or the loss of any employee of the Target (other than the Key Employees) which is attributable to the entering into of this Agreement or the Merger, (iii) general economic conditions or (iv) currency fluctuations shall not be taken into account in determining if a Target Material Adverse Effect has occurred.

“Target Option” means each outstanding option to purchase Target Common Stock.

“Target Permits” has the meaning set forth in § 5(j) below.

“Target Preferred Stock” means the Series A-2 Convertible Preferred Stock of the Target, par value $0.01 per share.

“Target Preferred Stockholder” means the holder of Target Preferred Stock.

“Target Preferred Stockholder Merger Consideration” means the aggregate amount owed to all of the Target Preferred Stockholders pursuant to § 3(d)(ii).

“Target Preferred Warrants” means those certain Warrants to Purchase Stock dated May 20, 2004 and February 2, 2005, issued by the Target to Silicon Valley Bank for 2,250,000 shares of Target Preferred Stock in the aggregate.

“Target Proprietary Information” means all Proprietary Information held or used in the business of the Target and its Subsidiaries as currently being conducted.

“Target Stock” means the Target Preferred Stock and the Target Common Stock.

“Target Stock Plan” means the Quallaby Corporation 1998 Stock Incentive Plan, as amended to the date of this Agreement.

“Target Stockholders” means the Target Preferred Stockholders and the Target Common Stockholders.

“Target Stockholder Indemnity Claims” has the meaning set forth in § 9(f) below.

“Target Stockholder Representative” has the meaning set forth in § 3(h)(i) below.

“Target Voting Debt” has the meaning set forth in § 5(b) below.

“Target Warrants” means the Target Common Warrants and the Target Preferred Warrant.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, recapture, license, payroll, employment, excise, severance, lease, stamp, business, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, net worth, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, duty, registration, value added, ad valorem, alternative or add-on minimum, estimated, escheat, or other tax, levy, assessment or government charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Proceeding” has the meaning set forth in § 10(e) below.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement required to be filed or supplied to any Tax authority or agency having jurisdiction over Tax matters, including any schedule or attachment thereto, and including any amendment or supplement thereof.

“Terminating Parent Breach” has the meaning set forth in § 11(a)(iv) below.

“Terminating Target Breach” has the meaning set forth in § 11(a)(iii) below.

“Third Party Claim” has the meaning set forth in § 9(e)(i) below.

“Third Party Licenses” has the meaning set forth in § 5(m)(i) below.

“Total Merger Consideration” has the meaning set forth in § 2(c) below.

“Total Target Common Stock” means the total number of shares of Target Common Stock then outstanding, assuming the conversion of the Target Preferred Stock into Target Common Stock and the cashless exercise of the Target Warrants. For the purposes of this Agreement, the shares of Target Common Stock issuable upon exercise of the Target Options shall not be considered Target Stock outstanding immediately prior to the Closing.

“Total Unvested Restricted Stock Consideration” shall mean the aggregate amount of Unvested Restricted Stock Consideration held by all holders of Restricted Target Common Stock.

“Treasury Regulations” means the regulations promulgated under the Code.

“Unvested Restricted Stock Consideration” has the meaning set forth in § 3(d)(iii) below.

“Voting Agreement” has the meaning set forth in § 8(a)(xii) below.

(b) Interpretation. Accounting terms used but not otherwise defined herein shall have the meanings given to them under GAAP. As used in this Agreement (including exhibits, schedules, and amendments hereto), the masculine, feminine, or neuter gender and the singular or plural number shall be deemed to include each of the others whenever the context so requires. References to Sections and Articles refer to sections and articles of this Agreement, unless the context otherwise requires. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby,” “hereunder,” and words of like import refer to this Agreement as a whole, unless the context otherwise requires. The words “include,” “includes,” and “including” shall be deemed to be followed by the phrase “without limitation” whether or not so stated. The captions contained herein are for convenience of reference only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

2. The Merger.

(a) The Merger. At the Effective Time (as defined in § 2(b)) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, the Merger shall be effectuated as follows: (i) Merger Sub shall be merged with and into the Target, (ii) the separate corporate existence of Merger Sub shall cease, and (iii) the Target shall be the surviving corporation. The Target as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

(b) Closing; Effective Time. The closing of the Merger and the other transactions contemplated hereby (the “Closing”) will take place at the dates specified by the Parties, but in no event more than two (2) Business Days following satisfaction of all conditions set forth herein (the “Closing Date”). The Closing shall take place at Parent’s offices located at 139 Townsend Street, San Francisco, California 94107, or at such other location as the Parties shall mutually agree. At the Closing, the Parties shall cause the Merger to be consummated by filing a certificate of merger in the form of Exhibit C hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger, being the “Effective Time”).

(c) Total Merger Consideration. In consideration for entering into the transactions contemplated herein, subject to the terms and conditions of this Agreement, Parent shall pay to the Target Stockholders an aggregate amount equal to Thirty Three Million Dollars ($33,000,000) in cash (the “Total Merger Consideration”) less any amounts returned to Parent from the Escrow Amount for Indemnification by the Escrow Agent pursuant to the terms and conditions of this Agreement and the Escrow Agreement.

(d) Deliveries at the Closing. At the Closing:

(i) the Target will deliver or cause to be delivered to Parent the various certificates, instruments, and documents referred to in § 8(a) below.

(ii) Parent will:

(A) deliver to the Target, the various certificates, instruments and documents referred to in § 8(b) below;

(B) deliver to the Exchange Agent, the Total Merger Consideration (which amount shall include fifteen percent (15%) of the Total Unvested Restricted Stock Consideration) less the Escrow Amount for Indemnification and less eighty-five percent (85%) of the Total Unvested Restricted Stock Consideration (the “Exchange Amount”);

(C) deliver to the Escrow Agent, the Escrow Amount for Indemnification;

(D) deliver to each holder of a Target Option, with respect to Target Options held by such person, newly issued Parent Options for the number of shares of Parent Common Stock provided for herein and a Parent Option Agreement; and

(E) retain eighty-five percent (85%) of the Total Unvested Restricted Stock Consideration for distribution pursuant to § 3(d)(iii) and (iv) hereof.

(e) Exchange of Shares for Merger Consideration.

(i) Appointment of Exchange Agent. On or before the Closing Date, Parent shall select a bank, trust company or other financial institution to act as exchange agent (the “Exchange Agent”) hereunder for the purpose of exchanging each share of Target Common Stock and Target Preferred Stock for the Per Share Merger Consideration.

(ii) Delivery of Cash to Exchange Agent. On or prior to the Closing, Parent shall deliver to the Exchange Agent cash in an amount equal to the Exchange Amount.

(iii) Exchange Procedures. On or after the Effective Time, other than with respect to Dissenting Shares, each Target Stockholder shall surrender to the Exchange Agent for cancellation either: (A) Certificates representing all of the shares of Target Common Stock or Target Preferred Stock, as the case may be, for which such Target Stockholder is the beneficial owner and an accompanying stock power endorsed in blank or accompanied by duly executed assignment documents or (B) an affidavit and any other documents specified under § 3(e) below. Contemporaneously therewith, each Target Stockholder shall also deliver to the Exchange Agent a letter of transmittal with respect to such Target Stockholder’s surrendered shares of Target Common Stock or Target Preferred Stock, as the case may be. Such Target Stockholder shall be entitled to receive in exchange for such surrendered Certificates representing shares of Target Common Stock or Target Preferred Stock or such affidavit or other document specified in § 3(e) below, and the Exchange Agent shall cause to be delivered to such Target Stockholder, as soon as reasonably practicable (but in any event not more than fifteen (15) days) after the delivery by such Target Stockholder of such Certificates or affidavits for cancellation, the portion of the Exchange Amount that such Target Stockholder shall be entitled to receive pursuant to § 3(d) below. Any Certificates representing Target Common Stock or Target Preferred Stock so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Common Stock or Target Preferred Stock will be deemed from and after the Effective Time, for all corporate purposes, to evidence the portion of the Exchange Amount into which such shares of Target Common Stock or Target Preferred Stock shall have been so converted pursuant to § 3(d) below.

(iv) Distribution of Remaining Escrow Amount for Indemnification. In the event that the Escrow Agent shall be instructed to distribute to the Exchange Agent any portion of the Escrow Amount for Indemnification pursuant to this Agreement and/or the Escrow Agreement, the Exchange Agent shall accept such distribution and shall cause to be delivered to: (A) the Parent any remaining amount of the fifteen percent (15%) of the Total Unvested Restricted Stock Consideration deposited with the Escrow Agent pursuant to § 2(d)(ii)(B) which has not been distributed to the Target Stockholders pursuant to § 3(d)(iii) or § 3(d)(iv) below and (B) each Target Stockholder who has surrendered shares of Target Common Stock or Target Preferred Stock (including holders of Restricted Target Common Stock to the extent provided in § 3(d)(iii)), or an affidavit or any other document specified under § 3(e) below, such Target Stockholder’s Pro Rata Portion of such distributed portion of the Escrow Amount for Indemnification.

(f) Effects of the Merger. The effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of Merger Sub and the Target shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Target shall become the debts, liabilities and duties of the Surviving Corporation. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Target or Merger Sub that is reasonably necessary in order to carry out and effectuate the Merger consistent with the provisions of this Agreement.

(g) Certificate of Incorporation; Bylaws.

(i) The certificate of incorporation of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the certificate of incorporation of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged).

(ii) The bylaws of the Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the bylaws of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation will remain unchanged).

(h) Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall serve as the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

3. Effect of the Merger.

(a) Assumption of Target Options. At the Effective Time, each outstanding Target Option shall be assumed by Parent and automatically converted into an option (the “Parent Option”) to purchase that number of shares of Parent Common Stock equal to the product of (A) the number of shares of Target Common Stock underlying the Target Option multiplied by (B) a fraction equal to the quotient of (I) the Per Share Merger Consideration divided by (II) the Parent Common Stock Value. Each Parent Option issued pursuant to this § 3(a) shall have an exercise price equal to: (A) the exercise price of the Target Option divided by (B) a fraction equal to the quotient of (I) the Per Share Merger Consideration divided by (II) the Parent Common Stock Value. Prior to the Effective Time, the Target and Target Stockholders shall take all actions necessary to effect the conversion of the Target Options into Parent Options at or prior to the Effective Time, including by entering into a Parent Option Agreement for the new Parent Options, which shall be on the same vesting terms and same duration as the Target Option (as adjusted to give effect to the Merger under the terms of the Target Option and the Target Stock Plan).

(b) Effect on Target Warrants.

(i) Any Target Common Warrants which are not exercised by the Effective Time shall be converted into and represent the right to receive the amount of cash equal to the Per Share Merger Consideration multiplied by the number of shares of Target Common Stock issuable upon exercise of such Warrant (assuming a net exercise of such Warrant).

(ii) The Target Preferred Warrant, to the extent it is not exercised by the Effective Time, shall be converted into and represent the right to receive cash in the amount that the holder of the Target Preferred Warrant is entitled to pursuant to § 3(d)(ii) below.

(c) Effect on Capital Stock of Merger Sub and Target. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Target or any shares of capital stock of Merger Sub:

(i) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation.

(ii) Cancellation of Treasury Stock. Each share of Target Common Stock and Target Preferred Stock that is owned by the Target shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Target Common Stock. Each share of Target Common Stock (other than those shares set forth in § 3(c)(ii) and Dissenting Shares) shall be converted into the right to receive the Per Share Merger Consideration subject to the terms in § 3(c)(i). As of the Effective Time, all shares of Target Common Stock (other than those shares set forth in § 3(c)(ii) and Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of any shares of Target Common Stock (other than those shares set forth in § 3(c)(ii) and Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration.

(iv) Conversion of Target Preferred Stock. Each share of Target Preferred Stock (other than those shares set forth in § 3(c)(ii) and Dissenting Shares) shall be converted into the right to receive the Per Share Merger Consideration subject to the terms in § 3(c)(ii). As of the Effective Time, all shares of Target Preferred Stock (other than those shares set forth in § 3(c)(ii) and Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of any shares of Target Preferred Stock (other than those shares set forth in § 3(c)(ii) and Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration.

(d) Payment of Merger Consideration.

(i) Target Common Stock. Except as set forth in § 3(e) and subject to the terms and conditions of this Agreement, in exchange for Certificates and/or affidavits representing all of its outstanding Target Common Stock (other than Dissenting Shares) delivered to the Exchange Agent pursuant to this Agreement, each Target Common Stockholder shall be entitled to receive an amount in cash equal to the Per Share Merger Consideration multiplied by the number of shares of Target Common Stock owned by such Target Common Stockholder as reflected in the capitalization table attached hereto as Exhibit D. Pursuant to § 2(e)(ii), Parent shall transfer via wire transfer in immediately available funds the Exchange Amount to a single account specified in writing by the Exchange Agent. The Target Common Stockholder Merger Consideration shall be payable from the Exchange Amount following the Effective Time by the Exchange Agent to the Target Common Stockholders (other than Dissenting Stockholders) pursuant to the terms of this Agreement.

(ii) Target Preferred Stock. Except as set forth in § 3(e) and subject to the terms and conditions of this Agreement, in exchange for Certificates and/or affidavits representing all of its outstanding Target Preferred Stock (other than Dissenting Shares) delivered to the Exchange Agent pursuant to this Agreement, each Target Preferred Stockholder shall be entitled to receive an amount in cash equal to the Per Share Merger Consideration multiplied by the number of shares of Target Common Stock issuable upon conversion of each share of Target Preferred Stock owned by such Target Preferred Stockholder as reflected in the capitalization table attached hereto as Exhibit D. Pursuant to § 2(e)(ii), Parent shall transfer via wire transfer in immediately available funds the Exchange Amount to a single account specified in writing by the Exchange Agent. The Target Preferred Stockholder Merger Consideration shall be payable from the Exchange Amount following the Effective Time by the Exchange Agent to the Target Preferred Stockholders (other than Dissenting Stockholders) pursuant to the terms of this Agreement. For all purposes of this § 3(d)(ii), the holder of a Target Preferred Warrant shall be treated as a Target Preferred Stockholder (assuming a net exercise of such Target Preferred Warrant and the conversion of such shares of Target Preferred Stock into shares of Target Common Stock).

(iii) Restricted Stock. Each share of Target Common Stock (other than Dissenting Shares) subject to restricted stock agreements (“Restricted Target Common Stock”) shall be cancelled and converted into the right to receive from Parent the Per Share Merger Consideration therefor in accordance with the provisions of § 3(c)(iii) and 3(c)(iv); provided, however, the Target will not take any action to remove or shorten any restriction periods or other terms and conditions currently applicable to such Restricted Target Common Stock other than as specifically required in either the Target Stock Plan or any restricted stock agreement governing such Restricted Target Common Stock. Upon the restrictions being removed from a holder’s shares of Restricted Target Common Stock, Parent shall distribute to such holder from the eighty-five percent (85%) of the Total Unvested Restricted Stock Consideration retained by the Parent pursuant to § 2(d)(ii)(E), eighty-five percent (85%) of such holder’s Pro Rata Portion of the Total Merger Consideration related to such shares of Restricted Target Common Stock and such holder shall be entitled to receive fifteen (15%) of such holder’s Pro Rata Portion of the Total Merger Consideration related to such shares of Restricted Target Common Stock held in escrow to the extent provided in § 2(e)(iv), less any amounts of the Total Merger Consideration previously distributed under this Agreement and less any portion of such Pro Rata Portion of the Total Merger Consideration attributable to such holder’s shares of Restricted Target Common Stock which are subject to restriction as of the Effective Time (such portion, the “Unvested Restricted Stock Consideration”).

(iv) Unvested Restricted Stock Consideration. The parties hereto acknowledge that the amount of the Per Share Merger Consideration has been determined assuming that any restrictions on the shares of Restricted Target Common Stock have been removed as of the Effective Time. Accordingly, to the extent that after the Effective Time any portion of the eighty-five percent (85%) of the Unvested Restricted Stock Consideration is not actually paid out by Parent to any holder of Restricted Target Common Stock or is not entitled to be distributed to any holder of Restricted Common Stock pursuant to § 3(d)(iii) (collectively, the “Forfeited Consideration”), each share of Target Common Stock (other than Dissenting Shares) issued and outstanding as of immediately prior to the Effective Time (assuming the prior conversion of each share of Target Preferred Stock into Target Common Stock) and each share of Target Common Stock underlying the Target Warrants (assuming a net exercise of any Target Preferred Warrant and the conversion of such shares of Target Preferred Stock issuable upon such exercise into shares of Target Common Stock), other than the number of shares of Target Common Stock attributable to the amount of Forfeited Consideration, (A) Parent shall distribute to the holder thereof from the Total Unvested Restricted Stock Consideration an amount equal to (I) the Forfeited Consideration held by Parent divided by (II) the Total Target Common Stock minus the number of shares of Target Common Stock attributable to the amount of Forfeited Consideration and (B) the remainder of the Forfeited Consideration shall be distributed to the extent provided in § 2(e)(iv).

(e) Lost, Stolen or Destroyed Certificates. Subject to § 3(a), § 3(b), § 3(c) and § 3(d), in the event that any Certificates shall have been lost, stolen or destroyed, in respect of such lost,

stolen or destroyed Certificates, the holder shall deliver an affidavit of that fact; provided, however, that Parent may, in its sole and absolute discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in an amount equal to the Per Share Merger Consideration as indemnity against any Claim that may be made against Parent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Appraisal Rights; Dissenting Shares. Subject to § 8(a)(iii) hereof, any issued and outstanding shares of Target Stock held by a Person who has properly demanded an appraisal and perfected the right to dissent under the DGCL and who has not effectively withdrawn or lost such rights as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration and the holders thereof shall be entitled only to such rights as are granted by the DGCL in accordance with the terms of the DGCL. The Target shall give Parent prompt notice upon receipt by the Target of any such written demands for payment of the fair value of such shares of Target Stock and of withdrawals of such demands and any other instruments provided pursuant to the DGCL (any stockholder duly making such demands being hereafter called a “Dissenting Stockholder”). Any payments made in respect of Dissenting Shares shall be made by Parent. If any Dissenting Stockholder shall effectively withdraw or lose (through failure to perfect or otherwise) his or its right to such payment at or prior to the Effective Time, each of such holder’s shares of Target Stock shall be converted into a right to receive the Per Share Merger Consideration in accordance with § 3(d)(i) or § 3(d)(ii), as applicable.

(g) No Further Ownership Rights in Target Capital Stock. The Total Merger Consideration (less any amount returned to Parent from the Escrow Amount for Indemnification) distributed to the Target Stockholders by the Exchange Agent shall be deemed to have been issued in full payment and satisfaction of all rights pertaining to the Target capital stock. At the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of capital stock of the Target which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and converted into the right to receive an amount equal to the product of (i) the Per Share Merger Consideration and (ii) the number of shares represented by such Certificate as provided in this § 3, except as otherwise provided by this Agreement or by law.

(h) Target Stockholder Representative.

(i) The adoption of this Agreement by the Target Stockholders by vote at a meeting of such Stockholders or by written consent shall constitute the approval of William J. Geary as the “Target Stockholder Representative” and, as such, shall authorize William J. Geary to serve as and have all powers as agent and attorney-in-fact of each Target Stockholder, for and on behalf of such Target Stockholders for purposes of this Agreement: to give and receive notices and communications; to have authority to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to any disputes involving any claims for indemnification made by Parent; to sign receipts, consents, or other documents and to effect the transactions contemplated hereby; and to take all actions necessary or appropriate in the judgment of the Target Stockholder Representative for the accomplishment of the foregoing. If the Target Stockholder Representative ceases to act as a Target Stockholder Representative for any reason, such Target Stockholder Representative or his agent shall notify Parent of such Target Stockholder Representative’s intent to resign as Target Stockholder Representative, and the remaining Target Stockholders holding a majority of the outstanding voting power of the Target held by such remaining Target Stockholders immediately prior to the Effective Time shall, by written notice to Parent, appoint a successor Target Stockholder Representative within thirty (30) days. Notice or communications to or from any Target Stockholder Representative shall constitute notice to or from each of the Target Stockholders.

(ii) The Target Stockholder Representative may be changed by a vote of the Target Stockholders holding a majority of the outstanding voting power of the Target held by such remaining Target Stockholders immediately prior to the Effective Time from time to time upon not less than ten (10) days prior written notice to Parent prior to the Closing; following the Closing, the Target Stockholder Representative may not be changed except in accordance with § 3(h)(i).

(iii) The Target Stockholder Representative shall not be liable for any action taken or not taken as a Target Stockholder Representative in the absence of such Target Stockholder Representative’s gross negligence, fraud or willful misconduct. No bond shall be required of the Target Stockholder Representative, and the Target Stockholder Representative shall not receive compensation for his services.

(iv) A decision, act, consent or instruction of the Target Stockholder Representative shall constitute a decision of all the Target Stockholders, and shall be final, binding and conclusive upon each of the Target Stockholders, and Parent, Merger Sub, Surviving Corporation, and the Target may rely upon any decision, act, consent or instruction of the Target Stockholder Representative as being the decision, act, consent or instruction of each and all of the Target Stockholders. Parent, Merger Sub and Surviving Corporation are relieved from any Liability to any Target Stockholder or any other Person for any acts done by them in accordance with such decision, act, consent or instruction.

(v) The Target Stockholders agree to share on a pro rata basis and to reimburse Target Stockholder Representative for, the cost of any attorney, accountant or other advisors retained by the Target Stockholder Representative in connection with any action taken or not taken as a Target Stockholder Representative, and other reasonable expenses incurred by the Target Stockholder Representative, pursuant to the authorization granted in this §3(h), and neither Parent nor Surviving Corporation shall be responsible for any such expenses except to the extent such expenses are rightfully the responsibility of Parent or the Surviving Corporation in accordance with § 12(j)(i) of this Agreement.

(vi) The Target Stockholders agree to take any and all action as may be reasonably required by the Target Stockholder Representative (including, without limitation, the execution of certificates, transfer documents, receipts, instruments, consents or similar documents) to effectuate the purposes of this Agreement.

4. Representations and Warranties Concerning the Transaction.

(a) Representations and Warranties of the Principal Target Stockholders. Each of the Principal Target Stockholders, severally and not jointly, represents and warrants to Parent and Merger Sub that the statements contained in this § 4(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this § 4). Each such Principal Target Stockholder represents and warrants as to itself only and not with respect to any other Principal Target Stockholder.

(i) Organization of Certain Principal Target Stockholders. If such Principal Target Stockholder is a corporation, limited partnership or limited liability company, such Principal Target Stockholder is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation.

(ii) Authorization of Transaction. Such Principal Target Stockholder has full power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which he or it is a party and to perform his or its obligations hereunder and thereunder. This Agreement and each of the Ancillary Agreements to which such Principal Target Stockholder is a party constitutes the valid and legally binding obligation of such Principal Target Stockholder, enforceable in accordance with its terms and conditions, except that such enforceability may be subject to (A) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally and (B) general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). Such Principal Target Stockholder need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any third party, including, without limitation, any Governmental Entity, in order to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

(iii) Noncontravention. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which such Principal Target Stockholder is a party, nor the consummation of the transactions contemplated hereby or thereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity, or court to which such Principal Target Stockholder is subject, except where any such violation would not have a material adverse effect on the consummation of the Merger as contemplated by this Agreement, (B) if such Principal Target Stockholder is an entity, violate any provision of its Organization Documents or (C) except as would not have a material adverse effect on the consummation of the Merger as contemplated by this Agreement, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument, or other arrangement to which such Principal Target Stockholder is a party or by which he or it is bound or to which any of his or its assets is subject.

(iv) Brokers’ Fees. Such Principal Target Stockholder has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement or the Ancillary Agreements.

(v) Target Shares. Such Principal Target Stockholder holds of record and owns beneficially (A) as of the date of this Agreement, the number of shares of Target Common Stock, Target Preferred Stock and Target Common Warrants set forth next to his or its name in § 4(a)(v) of the Target Disclosure Schedule and (B) as of the Closing Date, the number of shares of Target Common Stock set forth next to his or its name in § 4(a)(v) of the Target Disclosure Schedule, in each case, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws, the Target Investor Rights Agreement and the terms of any Target restricted stock agreement to which such Principal Target Stockholder is a party), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities and Claims. Such Principal Target Stockholder is not a party to any option, warrant, purchase right, or other contract or commitment that could require such Principal Target Stockholder to sell, transfer, or otherwise dispose of any capital stock of the Target (other than this Agreement and the Target Investor Rights Agreement). Such Principal Target Stockholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Target (other than the Target Investor Rights Agreement).

(b) [INTENTIONALLY OMITTED]

(c) Representations and Warranties Concerning Parent and Merger Sub. Parent represents and warrants to the Target Stockholders and the Target that the statements contained in this § 4(c) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this § 4(c)), except as set forth in the disclosure schedule delivered by Parent to the Target on the date hereof (the “Parent Disclosure Schedule”).

(i) Organization of Parent and Merger Sub. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to carry on the businesses in which it is engaged and in which it presently proposes to engage. Each of Parent and Merger Sub is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business requires such qualification, except to the extent that the failure to be so qualified would not have a Parent Material Adverse Effect. Neither the Parent nor its Subsidiaries are in default under or in violation of any provision of their respective Organization Documents.

(ii) Authorization of Transaction. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement and each of the Ancillary Agreements to which Parent and Merger Sub is a party have been duly executed and delivered by Parent and Merger Sub and constitute the valid and legally binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms and conditions, except that such enforceability may be subject to (A) bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally and (B) by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). Except for the filing and effectiveness of the Certificate of Merger as contemplated herein, neither Parent nor Merger Sub need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any third party, including, without limitation, any Governmental Entity, in order to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

(iii) Noncontravention. Neither the execution and the delivery of this Agreement and the Ancillary Agreements to which Parent or Merger Sub is a party, nor the consummation of the transactions contemplated hereby or thereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity, or court to which Parent or Merger Sub is subject, except where any such violation would not have a Parent Material Adverse Effect, (B) violate any provision of the Organization Documents of Parent or Merger Sub or (C) except as would not have a Parent Material Adverse Effect, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which Parent or Merger Sub is a party or by which either is bound or to which any of their assets are subject.

(iv) Brokers’ Fees. Neither Parent nor Merger Sub has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement or the Ancillary Agreements for which the Target or any Target Stockholder could become liable or obligated.

(v) Investment. Parent is not acquiring the Target Common Stock with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

(vi) Interim Operations of Merger Sub. The Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities other than as contemplated by this Agreement.

5. Representations and Warranties Concerning the Target. The Target represents and warrants to Parent that the statements contained in this § 5 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this § 5) except as set forth in the disclosure schedule delivered by the Target to Parent on the date hereof (the ”Target Disclosure Schedule”). Nothing in the Target Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Target Disclosure Schedule identifies the exception with reasonable particularity. The Target Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this § 5, and any disclosure clear on its face to be applicable to other paragraphs of this § 5 shall qualify such other paragraphs of this § 5.

(a) Organization, Qualification, and Corporate Power. Each of the Target and its Subsidiaries is a corporation duly incorporated, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of the Target and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required except to the extent that the failure to be so qualified would not have a Target Material Adverse Effect. Each of the Target and its Subsidiaries has all requisite corporate power and authority necessary to carry on the businesses in which it is engaged and in which it presently proposes to engage and to own and use the properties owned and used by it. § 5(a) of the Target Disclosure Schedule lists the directors and officers of each of the Target and its Subsidiaries. The minute books (containing the records of meetings of the incorporator, the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the Target and its Subsidiaries are correct and complete. Neither the Target nor its Subsidiaries are in default under or in violation of any provision of their respective Organization Documents. The copies of the Organization Documents of the Target and its Subsidiaries which were previously furnished to Parent are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(b) Capitalization. The total number of shares of all classes of stock which the Target is authorized to issue is 419,053,800 shares, consisting of 20,803,800 shares of Target Common Stock and 398,250,000 shares of Target Preferred Stock. Of the Target Preferred Stock, 398,250,000 shares have been designated as Series A-2 Convertible Preferred Stock. As of the date of this Agreement there are 355,928 shares of Target Common Stock and 396,000,000 shares of Series A-2 Convertible Preferred Stock issued and outstanding. All of the issued and outstanding shares of Target capital stock have been duly authorized, are validly issued, fully paid, and nonassessable and free from any preemptive rights, and are held of record by each of the respective Target Stockholders as set forth in § 4(a)(v) of the Target Disclosure Schedule. Immediately prior to the Effective Time, other than Target Options to be assumed in accordance with § 3(a) and the Target Warrants to be converted into the right to receive cash in accordance with § 3(b) and § 3(d) above, there will be no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Target to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Target. There are no securities of the Target, except for the Target Preferred Stock, convertible into or exchangeable for shares of capital stock or voting securities of the Target outstanding other than Target

Options to be assumed in accordance with § 3(a) and the Target Warrants to be converted into the right to receive cash in accordance with § 3(b) and § 3(d) above. To the Knowledge of the Target, other than the Target Investor Rights Agreement there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Target. No bonds, debentures, notes or other indebtedness of the Target having the right to vote on any matters on which stockholders may vote (“Target Voting Debt”) are issued or outstanding. There are no outstanding obligations of the Target to repurchase, redeem or otherwise acquire any shares of capital stock of the Target other than as set forth in the Certificate of Incorporation of Target.

(c) Authority; Noncontravention.

(i) The Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject only to the required Target Stockholder approval as provided in § 5(z) below. The Board of Directors of the Target has approved this Agreement and the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Target, subject only to the required Target Stockholder approval as provided in § 5(z) below. This Agreement has been duly executed and delivered by the Target and constitutes a valid and binding agreement of the Target, enforceable against the Target in accordance with its terms, except as such enforceability may be limited by (A) laws of general application relating to specific performance, injunctive relief or other equitable remedies and (B) bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity, or court to which any of the Target or its Subsidiaries are subject, except where such violation would not have a Target Material Adverse Effect, (B) violate any provision of the Organization Documents of the Target or its Subsidiaries or (C) except as would not have a Target Material Adverse Effect, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument, or other arrangement to which either the Target or its Subsidiaries are a party or by which they are bound or to which any of their assets are subject (or result in the imposition of any Lien upon any of their assets).

(iii) To the Knowledge of Target, except as set forth on § 5(c)(iii) of the Target Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with any third party, including, without limitation, any Governmental Entity, is required by or with respect to the Target and its Subsidiaries in connection with the execution and delivery of this Agreement by the Parties or the consummation by the Target and its Subsidiaries of the transactions contemplated hereby, except for the DGCL with respect to the filing and recordation of appropriate merger or other documents.

(d) Brokers’ Fees. Except as set forth in § 5(d) of the Target Disclosure Schedule, none of the Target, its Subsidiaries or any Affiliate thereof has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e) Title to Assets. Except as set forth on § 5(e) of the Target Disclosure Schedule, each of the Target or one of its Subsidiaries (i) is the true and lawful owner of, and has good and valid title to, the properties and assets purported to be owned by it which such properties and assets are shown on the Most Recent Balance Sheet, and (ii) has a valid leasehold interest in the properties and assets purported to be leased by it, in each case free and clear of all Liens other than Liens which do not in any case materially detract from the value of the property or asset subject thereto or materially impair the operations of the Target, and which have not arisen other than in the Ordinary Course of Business, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet.

(f) Subsidiaries. § 5(f) of the Target Disclosure Schedule sets forth each Subsidiary of Target together with (i) its name and jurisdiction of incorporation, (ii) the number of shares of authorized capital stock of each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (iv) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each of the Subsidiaries have been duly authorized and are validly issued, fully paid, and nonassessable. The Target holds of record and owns beneficially all of the outstanding shares of each of the Subsidiaries, free and clear of any restrictions on transfer, other than restrictions provided for under the Securities Act and state securities laws, Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities and Claims. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require either of the Target or its Subsidiaries to sell, transfer or otherwise dispose of any capital stock of its Subsidiaries or that could require its Subsidiaries to issue, sell or otherwise cause to become outstanding any of its own capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Subsidiaries of the Target. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of the Subsidiaries of the Target. Neither the Target nor its Subsidiaries control directly or indirectly or have any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a Subsidiary of the Target. Neither the Target nor its Subsidiaries own or have any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

(g) Financial Statements.

(i) Attached hereto as Exhibit E-1 are the following financial statements (collectively, the “Signing Financial Statements”): (A) audited consolidated balance sheets of the Target and its Subsidiaries as of December 31, 2002, and the audited consolidated statements of income, changes in stockholders’ equity, and cash flow of the Target and its Subsidiaries for the fiscal year ended December 31, 2002; and (B) the unaudited consolidated balance sheet of the Target and its Subsidiaries as of December 31, 2003, as of December 31, 2004, and February 28, 2005 and the unaudited statement of income, changes in stockholders’ equity, and cash flow of the Target and its Subsidiaries for the fiscal years ended December 31, 2003 and December 31, 2004, and for the two month period ended February 28, 2005 (such unaudited financial statements described in this clause (B) are hereinafter collectively referred to as the “Signing Unaudited Financial Statements”). The Signing Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly in all material respects the financial condition and results of operations of the Target and its Subsidiaries as of such dates and for such periods, and are consistent with the books and records of the Target and its Subsidiaries, except that the Signing Unaudited Financial Statements do not include footnotes and the Signing Unaudited Financial Statements as of and for the two month period ended February 28, 2005 are subject to normal year-end adjustments.

(ii) Prior to the Effective Time, the Target shall attach hereto as Exhibit E-2 the following financial statements (collectively, the “Closing Financial Statements”): (A) audited consolidated balance sheets of the Target and its Subsidiaries as of December 31, 2003, and December 31, 2004, and the audited consolidated statements of income, changes in stockholders’ equity, and cash flow of the Target and its Subsidiaries for the fiscal years ended December 31, 2003, and December 31, 2004 (such audited financial statements described in this clause (A) are hereinafter collectively referred to as the “Closing Audited Financial Statements”); and (B) the unaudited consolidated balance sheet of the Target and its Subsidiaries as of March 31, 2005 and the unaudited statement of income, changes in stockholders’ equity, and cash flow of the Target and its Subsidiaries for the three month period ended March 31, 2005 (such unaudited financial statements described in this clause (B) are hereinafter collectively referred to as the “Closing Unaudited Financial Statements”). The Closing Financial Statements (including the notes thereto) shall have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, shall present fairly in all material respects the financial condition and results of operations of the Target and its Subsidiaries as of such dates and for such periods, and shall be consistent with the books and records of the Target and its Subsidiaries, except that the Closing Unaudited Financial Statements for the three month period ended March 31, 2005 shall be subject to normal year-end adjustments and shall not include footnotes.

(h) Events Subsequent to Most Recent Fiscal Year End. Since the Most Recent Fiscal Year End, there has not occurred any Target Material Adverse Effect. Without limiting the generality of the foregoing, since that date, except as set forth on § 5(h) of the Target Disclosure Schedule:

(i) neither the Target nor any of its Subsidiaries has sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than in the Ordinary Course of Business;

(ii) neither the Target nor its Subsidiaries has entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 or outside the Ordinary Course of Business;

(iii) neither the Target nor its Subsidiaries and, to the Knowledge of the Target, no other party has accelerated, terminated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 to which the Target or any of its Subsidiaries is a party or by which any of them is bound;

(iv) neither the Target nor any of its Subsidiaries has imposed or has experienced the imposition of any Lien upon any of its assets, tangible or intangible;

(v) neither the Target nor any of its Subsidiaries has made any capital expenditure (or series of related capital expenditures) either involving more than $50,000 in the aggregate or outside the Ordinary Course of Business;

(vi) neither the Target nor any of its Subsidiaries has made any investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $25,000 or outside the Ordinary Course of Business;

(vii) neither the Target nor any of its Subsidiaries has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $25,000 in the aggregate;

(viii) neither the Target nor any of its Subsidiaries has delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

(ix) neither the Target nor any of its Subsidiaries has cancelled, compromised, waived, or released any right or Claim (or series of related rights and Claims) either involving more than $50,000 or outside the Ordinary Course of Business;

(x) neither the Target nor any of its Subsidiaries has transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Target Proprietary Information outside the Ordinary Course of Business;

(xi) there has been no change made or authorized in the Organization Documents of either of Target or its Subsidiaries;

(xii) except for issuances to the Target Stockholders and for issuances of Target Common Stock upon the exercise of Target Options and Target Warrants issued prior to the date of this Agreement, neither the Target nor any of its Subsidiaries has issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(xiii) neither the Target nor any of its Subsidiaries has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock (other than the repurchase of unvested restricted stock upon the termination of an employee’s employment for a price equal to the original purchase price thereof);

(xiv) neither the Target nor any of its Subsidiaries has experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(xv) neither the Target nor any of its Subsidiaries has made any loan to, or entered into any other transaction with, any of its directors, officers, Affiliates, stockholders and employees other than (A) salary and benefits, and (B) travel and expense advances not exceeding $25,000 in the aggregate;

(xvi) neither the Target nor any of its Subsidiaries has entered into any employment contract, agreement with a consultant or other independent contractor, severance agreement or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(xvii) neither the Target nor any of its Subsidiaries has granted any increase in the base compensation of any of its directors or officers outside the Ordinary Course of Business;

(xviii) neither the Target nor any of its Subsidiaries has adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, employees and consultants (or taken any such action with respect to any other Employee Benefit Plan);

(xix) neither the Target nor any of its Subsidiaries has made any other change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business;

(xx) neither the Target nor any of its Subsidiaries has made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

(xxi) neither the Target nor any of its Subsidiaries has discharged a material Liability or Lien outside the Ordinary Course of Business;

(xxii) to the Knowledge of the Target, neither the Target nor any of its Subsidiaries has disclosed any Confidential Information, other than to third parties who have entered into a confidentiality or non-disclosure agreement with the Target; and

(xxiii) neither the Target nor any of its Subsidiaries has committed to any of the foregoing.

(i) Undisclosed Liabilities. Except as set forth in § 5(i) of the Target Disclosure Schedule, neither the Target nor any of its Subsidiaries has any Liability, individually or in the aggregate, in excess of $50,000, except for (i) Liabilities set forth in the Most Recent Balance Sheet, (ii) contractual and other Liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be included on a balance sheet, and (iii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract other than breach of warranty, or by tort, infringement, or violation of law).

(j) Legal Compliance. Each of the Target, its Subsidiaries, and their respective predecessors and Affiliates has materially complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of Governmental Entities, and to the Knowledge of the Target, no Claim or notice has been filed or commenced against any of them alleging any failures to so comply. Each of the Target and its Subsidiaries has made all required registrations and filings with and submissions to all applicable Governmental Entities material to its operations as currently conducted. Each of the Target and its Subsidiaries holds all permits, licenses, certificates, franchises, registrations, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of its business (collectively, the “Target Permits”). Each of the Target and its Subsidiaries is in compliance in all material respects with the terms of the Target Permits. Except as set forth on § 5(j) of the Target Disclosure Schedule, to the Knowledge of the Target, neither the Target nor any of its Subsidiaries has received any notice or other written communication from or on behalf of any Governmental Entity alleging (i) any violation of any Target Permit or (ii) that the Target or any of its Subsidiaries requires any Target Permit required for its business that is not currently held by it.

(k) Tax Matters. Except as set forth in § 5(k) of the Target Disclosure Schedule:

(i) Each of the Target and its Subsidiaries has duly and timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by the Target or its Subsidiaries (whether or not shown on any Tax Return) have been paid when due.

(ii) Each of the Target and its Subsidiaries has withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and has complied with all applicable laws and regulations relating to the withholding and payment of such Taxes.

(iii) No Claim has ever been made by an authority in a jurisdiction where any of the Target and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of either the Target or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (other than for current Taxes not yet due and payable).

(iv) Neither the Target nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return for which such Tax Return has not subsequently been filed. Neither the Target nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(v) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Target or its Subsidiaries. Neither the Target nor any of its Subsidiaries has received from any foreign, federal, state or local Taxing authority (including jurisdictions where the Target or its Subsidiaries have not filed Tax Returns) any:

(A) notice indicating an intent to open an audit or other review;

(B) request for information related to Tax matters; or

(C) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing authority against the Target or its Subsidiaries.

(vi) § 5(k)(vi) of the Target Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Target and its Subsidiaries for taxable periods ended on or after December 31, 2001, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Target has delivered to Parent correct and complete copies of all federal income Tax Returns, notices, examination reports, and statements of deficiencies assessed against or agreed to by any of the Target and its Subsidiaries since December 31, 2001.

(vii) The unpaid Taxes of the Target and its Subsidiaries:

(A) did not, as of the date of the Most Recent Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto), and

(B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Target and its Subsidiaries in filing their Tax Returns. Since the date of the Most Recent Balance Sheet, neither the Target nor any of its Subsidiaries has incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business consistent with past custom and practice.

(viii) neither the Target nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(A) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(B) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(C) intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law);

(D) installment sale or open transaction disposition made on or prior to the Closing Date; or

(E) prepaid amount received on or prior to the Closing Date.

(ix) Neither the Target nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code § 162(a), § 162(m) or 280G (or any analogous state law provision).

(x) Neither the Target nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii).

(xi) None of the Target or its Subsidiaries has participated in or otherwise engaged in any transaction described in Treasury Regulations section 301.6111-2(b)(2) or any “Reportable Transaction” within the meaning of Treasury Regulations section 1.6011-4(b).

(xii) Neither the Target nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Target) or (B) has any Liability for the Taxes of any Person (other than of the Target and its Subsidiaries) under Treasury Regulations § 1.1502–6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. Neither the Target nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(xiii) Neither the Target nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax free treatment under Code § 355 (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code § 355(e)) in connection with the Merger.

(l) Real Property. Neither the Target nor any of its Subsidiaries owns any real property. § 5(l) of the Target Disclosure Schedule sets forth a true and complete list of all real property leased or subleased to the Target and its Subsidiaries. Each of the Target and its

Subsidiaries has delivered to Parent correct and complete copies of the leases and subleases listed in § 5(l) of the Target Disclosure Schedule (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). With respect to each lease and sublease listed in § 5(l) of the Target Disclosure Schedule:

(i) to the Knowledge of the Target, the lease or sublease is legal, valid, binding, enforceable, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law), and in full force and effect;

(ii) to the Knowledge of the Target, the lease or sublease will continue to be legal, valid, binding, enforceable, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law), and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

(iii) none of the Target, its Subsidiaries, or to the Knowledge of the Target, any other party to the lease or sublease is in breach or default, in any material respect, and to the Knowledge of the Target, no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv) no security deposit or portion thereof deposited with respect to the lease or sublease has been applied in respect of a breach or default under such lease or sublease which has not been redeposited in full;

(v) neither the Target nor any of its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such lease or sublease;

(vi) the other party to each lease or sublease set forth in § 5(l) of the Target Disclosure Schedule is not an Affiliate of, and otherwise does not have any economic interest in, the Target or its Subsidiaries;

(vii) to the Knowledge of the Target, the other party to such lease or sublease has not subleased, licensed or otherwise granted any Person the right to use or occupy, the premises demised thereunder or any portion thereof;

(viii) to the Knowledge of the Target, no party to the lease or sublease has repudiated any provision thereof;

(ix) to the Knowledge of the Target, there are no disputes, oral agreements, or forbearance programs in effect as to the lease or sublease;

(x) with respect to each sublease where the Target or any of its Subsidiaries is the sublessee, the representations and warranties set forth in subsections (i) through (v) above are, to the Knowledge of the Target, true and correct with respect to the underlying lease; and

(xi) neither the Target nor any of its Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust, encumbered or otherwise subjected to a Lien any interest in the leasehold or subleasehold.

(m) Proprietary Information.

(i) Set forth in § 5(m)(i) of the Target Disclosure Schedule is a complete list as of the date hereof and as of the Closing Date of each of the following items: (A) all United States and foreign patents (including utility model and design patents, supplementary protection certificates, certificates of invention and the like), patent applications (including applications for utility model and design patents, supplementary protection certificates, certificates of invention and the like), and all divisionals, continuations, continuations-in-part, reissues, renewals, extensions or additions to any such patents and patent applications, registrations of trademarks (including service marks), trade names, Internet domain names, URLs (to the extent rights therein flow from ownership of the applicable Internet domain name) and applications therefor, business names and registrations therefor, and registrations of copyrights and applications therefor that are owned or applied for by each of the Target or its Subsidiaries (collectively, the “Owned Proprietary Information”); (B) all licenses, sublicenses, agreements, contracts, waivers, permissions, documents and other arrangements currently in effect (whether written or oral) pursuant to which the Target or its any of its Subsidiaries is entitled to use any Proprietary Information owned by any third party (the “Third Party Licenses”); and (C) all licenses, sublicenses, agreements, contracts, waivers, permissions, documents and other arrangements (whether written or oral) under which the Target or any of its Subsidiaries has granted any Person the right to use any Target Proprietary Information other than non-exclusive, written licenses granted in the Ordinary Course of Business (the “Target Licenses”). The Target has delivered to Parent true and correct copies of each of the items required to be set forth in § 5(m)(i) of the Target Disclosure Schedule.

(ii) The Target and its Subsidiaries are the sole legal and beneficial owners of and possess legally enforceable rights in, all Owned Proprietary Information. The Target and its Subsidiaries are licensed to use intellectual property rights licensed through the Third Party Licenses in accordance with the terms thereof. Except as set forth in § 5(m)(ii)(A) of the Target Disclosure Schedule, to the Knowledge of the Target, the Target and its Subsidiaries possess legally enforceable rights in, or otherwise have the right to use, all other Target Proprietary Information, and there are no royalty or other payment obligations associated with the Target’s or its Subsidiaries’ use of the Proprietary Information that is the subject of the Third Party Licenses except as set forth in such Third Party Licenses. Except as set forth in § 5(m)(ii)(B) of the Target Disclosure Schedule, neither the Target nor any of its Subsidiaries has developed jointly with any other Person any Target Proprietary Information with respect to which such other Person has any rights. Each item of Owned Proprietary Information is valid, enforceable, unexpired and subsisting. To the Knowledge of the Target, the Target Proprietary Information constitute all of the intellectual property necessary to enable the Target and its Subsidiaries to conduct their businesses as heretofore and as currently being conducted, other than set forth in § 5(m)(ii)(C) of the Target Disclosure Schedule.

(iii) Except as set forth in § 5(m)(iii) of the Target Disclosure Schedule, neither the Target nor any of its Subsidiaries has entered into any agreements or licenses, other than Target Licenses for products of the Target and its Subsidiaries entered into in the Ordinary Course of Business, or created any Liens, leases, equities, Claims, options, restrictions, rights of first refusal, title retention agreements or other exceptions to title which affect the Target Proprietary Information. Except as set forth in § 5(m)(iii) of the Target Disclosure Schedule and in the Target Licenses, neither the Target nor any of its Subsidiaries has granted any licenses, immunities, options or other rights to the Target Proprietary Information which would provide a third party with a defense to patent infringement proceedings, either domestic or foreign, based on a patent included within Owned Proprietary Information.

(iv) The Target, its Subsidiaries and, to the Knowledge of the Target, all third parties are in compliance in all respects with the Third Party Licenses and the Target Licenses. To the Knowledge of the Target, no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration under a material Third Party License or Target License.

(v) Except as set forth in § 5(m)(v) of the Target Disclosure Schedule, each of the Target and its Subsidiaries is not, and will not be as a result of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, in material breach, violation or default of any Third Party License or Target License. Except where the Target or its Subsidiaries fail to obtain a consent to the transfer of any Third Party License or Target License listed in § 5(c)(iii) of the Target Disclosure Schedule, the rights of the Target, its Subsidiaries or the Surviving Corporation to the Target Proprietary Information will not be affected by the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(vi) All registrations and filings related to the Owned Proprietary Information are in good standing, except as set forth in § 5(m)(vi) of the Target Disclosure Schedule. All maintenance and renewal fees necessary to preserve the rights of the Target and its Subsidiaries in respect of the Owned Proprietary Information have been paid, except as set forth in § 5(m)(vi) of the Target Disclosure Schedule. Except as set forth in § 5(m)(vi) of the Target Disclosure Schedule and to the Knowledge of the Target or its Subsidiaries, there are no material facts which could (A) significantly undermine those registrations or filings (including any facts which could cause the invalidity or unenforceability of, or reduce the scope of protection of, any patents arising from such applications) or (B) otherwise restrict the Target’s, its Subsidiaries’ or the Surviving Corporation’s quiet enjoyment of the Owned Proprietary Information.

(vii) Except as set forth in § 5(m)(vii) of the Target Disclosure Schedule, neither the Target nor any of its Subsidiaries has received written notice of any allegations or Claims instituted or pending which challenge the rights possessed by the Target or its Subsidiaries to use the Target Proprietary Information, including without limitation any interferences, oppositions, cancellations or other contested proceedings, nor, to the Knowledge of the Target, is there any valid Basis for the same.

(viii) To the Knowledge of the Target, there are no outstanding Claims instituted or pending by any third party challenging the ownership, priority, scope or validity or effectiveness of any Owned Proprietary Information nor, to the Knowledge of the Target, is there any valid Basis for the same.

(ix) To the Knowledge of the Target, except as set forth in § 5(m)(ix)(A) of the Target Disclosure Schedule, none of the Target’s or its Subsidiaries’ present practices of any technologies could serve as the Basis for any Claim by a third party for infringement of such third party’s Proprietary Information. To the Knowledge of the Target, except as set forth in § 5(m)(ix)(B) of the Target Disclosure Schedule, none of the Target’s or its Subsidiaries’ past practices of any technologies could serve as the Basis for any Claim by a third party for infringement of such third party’s Proprietary Information. Neither the Target, its Subsidiaries, nor, to the Knowledge of the Target or its Subsidiaries, any current or former employee, officer, director or stockholder of the Target or its Subsidiaries, nor any current or former consultant or other independent contractor to the Target or its Subsidiaries, has misappropriated or is misappropriating any Proprietary Information or any other confidential information or other property of any Person. To the Knowledge of the Target or its Subsidiaries, the activities of the Target’s or its Subsidiaries’ employees do not violate any agreements or arrangements known to the Target or its Subsidiaries which any such employees have with former employers or any other Person.

(x) All commercially reasonable measures have been taken to maintain the confidentiality of the Target Proprietary Information to the extent such Target Proprietary Information constitutes, as of the date hereof and as of the Closing Date, trade secrets of Target or its Subsidiaries, and of all other information the value of which to the Target or its Subsidiaries, as of the date hereof and as of the Closing Date, is contingent upon maintenance of the confidentiality thereof. Without limiting the generality of the foregoing, except as set forth in § 5(m)(x) of the Target Disclosure Schedule, each current and former employee, officer and director of the Target or its Subsidiaries, and each current and former independent contractor to the Target or its Subsidiaries who has had access to Target Proprietary Information with respect to the Target or its Subsidiaries, has entered into an agreement suitable to vest ownership rights to any inventions, discoveries, innovations, improvements, creations, developments, results and works in the Target or its Subsidiaries related to the Target Proprietary Information and which are developed in the course of performing work for the Target or its Subsidiaries and has entered into an agreement for maintaining the confidential or proprietary information of the Target and its Subsidiaries. All of the foregoing agreements are in full force and effect in accordance with their respective terms. To the Knowledge of the Target or its Subsidiaries, there is no unauthorized use, infringement or misappropriation of the Target Proprietary Information by any current or former employee, officer, director or stockholder, nor by any current or former consultant or independent contractor to the Target or its Subsidiaries.

(xi) Each of the computer software programs included within Owned Proprietary Information, the modules and version numbers of which are set forth in § 5(m)(xi) of the Target Disclosure Schedule (the “Operational Software”), is functional and operational in all material respects in accordance with its specifications, has been documented in accordance with each of the Target’s and its Subsidiaries’ standard practices and each of the Target and its Subsidiaries possesses both the source code and object code versions thereof.

(xii) Set forth in § 5(m)(xii) of the Target Disclosure Schedule is a true and complete list of all modules and version numbers of all computer software programs currently in active development by or on behalf of the Target and its Subsidiaries (the ”Developing Software”). § 5(m)(xii) of the Target Disclosure Schedule also sets forth whether each such program is being internally or externally developed and, if externally developed, the name of the third party developer.

(xiii) To the Knowledge of the Target, each of the Operational Software and the Developing Software does not contain any virus, worm, Trojan horse or other destructive or malicious code or any time-related restrictions on functionality or performance. To the Knowledge of the Target, the Operational Software licensed to any third party complies with all applicable warranties and other contractual commitments made by the Target relating to the use, functionality, or performance of such Operational Software or any product or system containing or used in conjunction with such Operational Software.

(xiv) No Operational Software or Developing Software is subject to any copyright or other obligation or condition under any “open source” license (such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that could (A) require, or could condition the use or distribution of such Operational Software or Developing Software on, the disclosure, licensing, or distribution of any Proprietary Information of Target, its Subsidiaries or Parent, or (B) otherwise impose any limitation, restriction, or condition on the right or ability of the Target, its Subsidiaries or Parent to use or distribute any such Operational Software or Developing Software.

(n) Indebtedness.

(i) Neither the Target nor any of its Subsidiaries has any Liability or obligation for Indebtedness exceeding $10,000 in individual principal amount or $25,000 in aggregate principal amount other than, and in the amount, as set forth in § 5(n)(i) of the Target Disclosure Schedule. True and complete copies of all instruments and documents evidencing, creating, securing or otherwise relating to such Indebtedness have been delivered to Parent heretofore. Except as described in § 5(n)(i) of the Target Disclosure Schedule, no event has occurred and no condition exists (including the transactions contemplated hereby) that constitutes or, with notice or passage of time, or both, would constitute a default or event of default or a basis of force majeure or other Claim of accelerated or increased rights, termination, excusable delay or nonperformance by the Target or its Subsidiaries or any other Person under any instrument or document relating to or evidencing Indebtedness that would entitle any Person to require the Target or its Subsidiaries to pay any portion of the principal amount of such Indebtedness prior to the scheduled maturity thereof. Except as set forth in § 5(n)(i) of the Target Disclosure Schedule, no instrument or document evidencing, creating, securing or otherwise relating to Indebtedness will require the consent of any Person to or as a result of the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

(ii) As of the Closing Date, except as described in § 5(n)(ii) of the Target Disclosure Schedule, neither the Target nor any of its Subsidiaries will have any Liability or obligation for Indebtedness with respect to any of the assets of the Target and its Subsidiaries.

(iii) None of the directors, officers, employees or stockholders of the Target or its Subsidiaries have guaranteed any Indebtedness of the Target or its Subsidiaries.

(o) Tangible Assets. Except as set forth on § 5(o) of the Target Disclosure Schedule, the Target and its Subsidiaries own or lease all machinery, equipment, tools and other tangible assets necessary for the conduct of its business as presently conducted. Except as set forth on § 5(o) of the Target Disclosure Schedule, each such tangible asset has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used.

(p) Contracts. § 5(p) of the Target Disclosure Schedule lists the following contracts and other agreements to which the Target or its Subsidiaries is a party:

(i) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

(ii) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year that involve consideration in excess of $50,000;

(iii) any agreement concerning the establishment or operation of a partnership or joint venture;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $25,000 or under which it has imposed a Lien on any of its assets, tangible or intangibles, other than Liens which do not in any case materially detract from the value of the property subject thereto or materially impair the operations of the Target, and which have not arisen otherwise than in the ordinary course of business;

(v) any agreement concerning confidentiality or noncompetition or non-solicitation of employees or customers of any third party;

(vi) any current agreement with any of the Target Stockholders or their Affiliates (other than the Target and its Subsidiaries);

(vii) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, and employees;

(viii) any collective bargaining agreement;

(ix) any contract for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $10,000 or providing severance benefits;

(x) any agreement under which the consequences of a default or termination would have a Target Material Adverse Effect;

(xi) any agreement under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights);

(xii) any agreement under which the Target or its Subsidiaries have made any advance or loan to any other Person, other than travel and expense advances made in the Ordinary Course of Business;

(xiii) all agreements, together with any modification thereof or subsequent agreement related thereto, pursuant to which the Target or its Subsidiaries have licensed from, or to, a third party any Target Proprietary Information other than in writing and in the Ordinary Course of Business; or

(xiv) any other agreement (or group of related agreements) (other than any agreements for Target Licenses) the performance of which involves consideration in excess of $50,000.

The Target and its Subsidiaries have delivered to Parent a correct and complete copy of each written agreement listed in § 5(p) of the Target Disclosure Schedule (as amended to date) and a written summary setting forth the terms and conditions of each oral agreement referred to in § 5(p) of the Target Disclosure Schedule. With respect to each such agreement: (A) to the Knowledge of the Target, the agreement is legal, valid, binding, enforceable, and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); (B) to the Knowledge of the Target, no consent, notice or approval of any third party is required thereunder to consummate the transactions contemplated by this Agreement, (C) to the Knowledge of the Target, the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Merger and the consummation of the transactions contemplated hereby, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); (D) the Target is not and, to the Knowledge of the Target, no party other than the Target is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement, or a basis of force majeure or other claim of excusable delay under the agreement; and (E) the Target has not and, to the Knowledge of the Target, no party other than the Target has, repudiated any provision of the agreement.

(q) Affiliated Transactions. Except as set forth in § 5(q) of the Target Disclosure Schedule, neither the Target nor its Subsidiaries, directly or indirectly, has any agreement, arrangement or understanding with or commitment or obligation to or from any of its respective stockholders, officers, directors, consultants, or employees (or any of their respective Affiliates), whether written or oral other than the Target Investor Rights Agreement and the purchase agreements pursuant to which the Target Stockholders purchased their interests in the Target. Without limiting the generality of the foregoing, no stockholder, officer, director or employee of the Target or its Subsidiaries (or any of their respective Affiliates) is, directly or indirectly, a joint investor or co-venturer with, or owner, lessor, lessee, licensor or licensee of any property, real or personal, tangible or intangible, owned or used by the Target and its Subsidiaries and no such Person is, directly or indirectly, a lender to or debtor of the Target and its Subsidiaries.

(r) Accounts Receivable. All current accounts receivable of each of the Target and its Subsidiaries are set forth on the Most Recent Balance Sheet. All accounts receivable of the Target reflected on the Most Recent Balance Sheet are reflected properly on its books and records in accordance with GAAP. All such accounts receivable are valid receivables, subject only to the reserve for bad debts set forth on the Most Recent Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of each of the Target and its Subsidiaries.

(s) Insurance. § 5(s) of the Target Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing directors’ and officers’ indemnification, property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which each of the Target or its Subsidiaries is currently a party, a named insured, or otherwise the beneficiary of coverage:

(i) the name of the insurer, the name of the policyholder, and the name of each covered insured;

(ii) the policy number and the period of coverage; and

(iii) the amount (including a description of deductibles and ceilings) of coverage.

With respect to each such insurance policy: (A) to the Knowledge of the Target, the policy is legal, valid, binding, enforceable, and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); (B) to the Knowledge of the Target, the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); (C) neither the Target nor any of its Subsidiaries nor, to the Knowledge of the Target, any other party to the policy is in material breach or default (including with respect to the payment of premiums or the giving of notices), and to the Knowledge of the Target, no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy; and (D) neither the Target nor any of its Subsidiaries nor, to the Knowledge of the Target, any other party to the policy has repudiated any provision thereof.

(t) Litigation. § 5(t) of the Target Disclosure Schedule sets forth each instance in which each of the Target or its Subsidiaries (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or is, to the Knowledge of the Target, threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in § 5(t) of the Target Disclosure Schedule would have a Target Material Adverse Effect or a Parent Material Adverse Effect.

(u) Product Warranty. Each product manufactured, sold, leased, delivered or service delivered, by Target or any of its Subsidiaries has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and neither the Target nor its Subsidiaries has any Liability for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product or service warranty claims set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Target and its Subsidiaries. The reserve for product or service warranty claims set forth on the face of the Most Recent Balance Sheet has been maintained in accordance with GAAP.

(v) Employees and Labor Matters.

(i) To the Knowledge of the Target, no executive, key employee, or group of employees has any plans to terminate employment with the Target or its Subsidiaries.

(ii) § 5(v)(ii)(A) of the Target Disclosure Schedule contains a list of (A) all full, part-time and hourly employees of the Target and its Subsidiaries as of the date of this Agreement (the “Target Employees”), and (B) all independent contractors to the Target and its Subsidiaries who have rendered services to the Target and its Subsidiaries within the last twelve (12) months. § 5(v)(ii) of the Target Disclosure Schedule sets forth for each Target Employee the following information as of the date of this Agreement: (v) title, (w) base or hourly compensation, (x) accrued and unused vacation and sick pay and (y) bonuses paid or accrued with respect to the current fiscal year. § 5(v)(ii)(B) of the Target Disclosure Schedule shall contain a list of all the Target Employees as of the Effective Time, and all of the information described in clauses (v) through (y) of the preceding sentence, as of the Effective Time.

(iii) Neither Parent nor the Target and its Subsidiaries will have any responsibility for continuing any individual in the employ (or retaining any Person as a consultant) of Parent or the Target and its Subsidiaries from and after the Closing or have any Liability for any severance payments or other benefit payments to or similar arrangements with any such Person other than as specifically described in § 5(v)(iii) of the Target Disclosure Schedule.

(iv) Neither the Target nor any of its Subsidiaries has experienced any work stoppage, slow-down, picket, strike, lock-out or other labor disturbance, nor is any such work stoppage, slow-down, picket, strike, lock-out or other labor disturbance presently occurring or, to the Knowledge of the Target, threatened that the Target reasonably expects based on past experience will result in any material interference with normal business operations. To the Knowledge of the Target, (A) there are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to any Target Employees, and (B) during the last five (5) years, no union or other labor organization has attempted to organize any of current or former employees of the Target and its Subsidiaries.

(v) There are no Claims, controversies or labor disturbances pending or, to the Knowledge of the Target, threatened, by any Governmental Entity, including any demand for back payments from social insurance audits, or any Target Employees or any party or parties representing any of such Target Employees or any former employer of any current Target Employees, against the Target or its Subsidiaries before any court, arbitrator or other tribunal that could have a Target Material Adverse Effect. There are no unfair labor practice charges, charges of discrimination, wrongful termination or other similar complaints pending against the Target or its Subsidiaries involving employees now or previously employed by the Target or its Subsidiaries which could have a Target Material Adverse Effect nor, to the Knowledge of the Target, except as set forth on § 5(v)(v) of the Target Disclosure Schedule, do any facts or circumstances exist that could provide a Basis for the same, which would impose any material Liability upon the Target or any of its Subsidiaries.

(vi) Each of the Target and its Subsidiaries has materially complied with all applicable laws, regulations and rules relating to employees, the employment of labor, and the safety and health of employees, including without limitation, all laws, regulations and rules relating to occupational health and safety, discrimination, unemployment, wages, hours, the Family and Medical Leave Act of 1993, collective bargaining, applicable laws regarding data protection, and the collection and payment of withholding Taxes and similar Taxes. To the Knowledge of the Target, no facts or circumstances exist that could provide a reasonable Basis for a claim of wrongful termination by a current or former employee of the Target and its Subsidiaries, which would impose any material Liability upon the Target or any of its Subsidiaries.

(vii) Target has disclosed to Parent the existence in Target or its Subsidiaries of any works’ council, employee representatives or other employee representative body, as well as the existence of any applicable internal rules, work rules, collective bargaining agreements or collective wage agreements.

(viii) To the Knowledge of the Target, no member of the existing or prior work force of the Target has been subjected to any occupational health or safety hazard as a result of his or her service to the Target and its Subsidiaries that, individually or in the aggregate, has had or could have a Target Material Adverse Effect.

(ix) All Persons to whom the Target and its Subsidiaries have made payments for the performance of services prior to the Closing Date have been properly classified as employees or non-employees for the purposes of applicable social taxes, federal income and employment tax withholding and coverage under all of the Employee Benefit Plans. There has been no determination or assertion by any Governmental Entity, any tribunal or commission, or any Person that any individual has been improperly classified as a non-employee.

(x) To the Knowledge of Target, the Business Transfer Laws will not operate to transfer as a matter of law the contract of employment of any employee of Target or its Subsidiaries outside of the United States from Target or its Subsidiaries to Parent or Merger Sub.

(w) Employee Benefits.

(i) § 5(w) of the Target Disclosure Schedule lists each Employee Benefit Plan that each of the Target or its Subsidiaries maintains, to which each of the Target or its Subsidiaries contributes or any has obligation to contribute, or with respect to which each of the Target or its Subsidiaries has any Liability or potential Liability.

(A) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with its terms and the applicable requirements of ERISA, the Code, and other applicable laws (including compliance with governmental reporting obligations, requirements relating to distribution of information to participants and beneficiaries, and COBRA, HIPAA, and USERRA obligations).

(B) All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each such Employee Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code § 4980B have been met in all material respects with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(C) All contributions that are due (including all employer contributions and employee salary reduction contributions) have been timely paid to each such Employee Benefit Plan that is an Benefit Plan (except as would not impose any material Liability upon the Target or any of its

Subsidiaries) and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each such Employee Pension Benefit Plan or accrued to the extent required by GAAP. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(D) Each such Employee Benefit Plan that is an Employee Pension Benefit Plan meets the requirements of a “qualified plan” under Code § 401(a) and has received, within the last two years, a favorable determination letter from the Internal Revenue Service and any and all amendments to the Employee Benefit Plan not covered by an IRS determination letter do not adversely affect its qualified and tax exempt status. No event has occurred and no facts or circumstances exist that (i) would cause or result in the loss or revocation of such determination, or (ii) could reasonably be expected to adversely affect the tax exempt status of any related trust.

(E) With respect to each such Employee Benefit Plan, the Target has delivered to Parent correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent Form 5500 Annual Report, the three most recent actuarial reports, if any, the three most recent financial statements, all governmental correspondence, filings for the past three years, all governmental rulings, determinations, and opinions (and pending requests for governmental communications, rulings, determinations, and opinions) during the last three years, and all related trust agreements, insurance contracts, and other funding agreements that implement each such Employee Benefit Plan.

(ii) With respect to each Employee Benefit Plan that any of the Target and the Controlled Group of Corporations that includes the Target maintains or ever has maintained or to which any of them contributes, ever has contributed, or ever has been required to contribute, or has any Liability or potential Liability:

(A) The Target and its Subsidiaries have not engaged in, or participated in, any transaction which would be considered a non-exempt Prohibited Transaction with respect to any such Employee Benefit Plan which would impose any material Liability upon the Target or any of its Subsidiaries, and no trustee, administrator or other fiduciary of any Employee Benefit Plan has engaged in any such Prohibited Transaction with respect to such Employee Benefit Plan which would impose any material Liability upon the Target or any of its Subsidiaries. Neither the Target nor any of its Subsidiaries, or any trustee, administrator or Fiduciary of any Employee Benefit Plan, or any agent of the foregoing has, to the Knowledge of the Target, (I) engaged in any transaction or acted or failed to act in a manner that could subject the Target or any of its Subsidiaries or any Fiduciary to any material Liability for breach of fiduciary duty under ERISA or any other applicable law; or (II) any material Liability or Potential Liability in connection with the administration or investment of the assets of any such Employee Benefit Plan. Except as set forth on § 5(w)(ii)(A) of the Target Disclosure Schedule, no action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Target, threatened. To the Knowledge of the Target there is no Basis for any such action, suit, proceeding, hearing, or investigation.

(B) The Target has not incurred, and to the Knowledge of the Target there is no Basis for, any material Liability to the PBGC or otherwise under Title IV of ERISA (including any withdrawal Liability) or under the Code with respect to any such Employee Benefit Plan that is an Employee Pension Benefit Plan.

(C) No Event has occurred and no condition exists that would subject the Target or its Subsidiaries to any material Tax under Sections 4971, 1972, 4976, 4977, or 4979 of the Code or to a material fine or penalty under Section 502(c) of ERISA.

(D) Any previously terminated Employee Benefit Plan intended to comply with Section 401(a) of the Code was terminated in compliance with the plan’s, ERISA’s and the Code’s requirements, has received a favorable determination letter therefor, and the liabilities of the Employee Benefit Plan, the Target and its Subsidiaries were fully satisfied.

(E) Each of the Employee Benefit Plans may be amended or terminated at any time in accordance with applicable law by action of the Target’s Board of Directors (or its Subsidiaries’ Board of Directors, as the case may be), or a committee of such Board of Directors or duly authorized officer without liability (other than for accrued benefits or administrative expenses normally incurred in amending or terminating a plan).

(iii) Neither the Target nor any of its Subsidiaries maintain nor any has maintained, contributes to, has an obligation to contribute to, or otherwise has any Liability or potential Liability with respect to (i) any Multiemployer Plan, (ii) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), Section 3(35) of ERISA, or that is otherwise subject to Title IV of ERISA or the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, (iii) any plan that provides health, life insurance, accident or other “welfare-type” benefits to current or future retirees or former employees or directors, their spouses or dependents, other than as required by Section 4980B of the Code or any similar law, (iv) a “multiple employer welfare association” (“MEWA”) within the meaning of Section 3(40) of ERISA, or (v) a “voluntary employee benefit association” (“VEBA”) within the meaning of Section 501(c)(g) of the Code.

(x) Guaranties. Neither the Target nor any of its Subsidiaries is a guarantor or is liable for any Liability or obligation (including indebtedness) of any other Person.

(y) Certain Business Relationships with the Target and Its Subsidiaries. Except as set forth on § 5(y) of the Target Disclosure Schedule, neither the Target nor any of its Subsidiaries has been involved in any business arrangement or relationship with any of the Target Stockholders or any of the officers or directors of the Target, or their respective Affiliates, within the past twelve (12) months other than in connection with the purchase of Target Preferred Stock and Target Warrants by such Persons from the Company, and none of the Target Stockholders or any of the officers or directors of the Target, or their respective Affiliates, owns any asset, tangible or intangible, which is used in the business of the Target or its Subsidiaries.

(z) Vote Required. The affirmative votes of (i) the holders of a majority of the outstanding shares of each of the Target Common Stock and the Target Preferred Stock, voting together as a single class, and (ii) the holders of 64% of the outstanding shares of Target Preferred Stock, voting together as a single class, are the only votes of the holders of any class or series of the capital stock of the Target, or any other securities entitled to vote, necessary to adopt this Agreement, and approve the Merger and the transactions contemplated hereby. The votes described in (i) and (ii) of this paragraph are referred to herein as the “Requisite Stockholder Approval.”

(aa) Customers and Suppliers.

(i) § 5(aa) of the Target Disclosure Schedule lists the customers of the Target (on a consolidated basis) for each of the two most recent completed fiscal years and for the current fiscal year through March 31, 2005 and sets forth opposite the name of each such customer the amount of net sales and revenue attributable to such customer, including in connection with any service or maintenance arrangements between the Target or its Subsidiaries and such customer. § 5(aa) of the Target Disclosure Schedule also lists the five (5) largest suppliers of the Target (on a consolidated basis) for each of the two most recent completed fiscal years and for the current fiscal year through March 31, 2005 and sets forth opposite the name of each such supplier the amount of net costs attributable to such supplier.

(ii) Since the date of the Most Recent Fiscal Year End, no customer listed on § 5(aa) of the Target Disclosure Schedule has indicated that it shall stop, or decrease the use of services from the Target or its Subsidiaries.

(bb) Banking. § 5(bb) of the Target Disclosure Schedule contains a true and complete list of the names and locations of all financial institutions at which the Target and its Subsidiaries maintain a checking account, deposit account, securities account, safety deposit box or other deposit or safekeeping arrangement, the numbers or other identification of all such accounts and arrangements.

(cc) Questionable Payments. Neither the Target nor any of its Subsidiaries has, in connection with their respective businesses, (i) made any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payments to government officials or employees, or foreign government officials or employees, from corporate funds, (iii) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (iv) made any false or fictitious entries on the books of account of the Target or its Subsidiaries, or (v) made or received any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(dd) Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Target or its Subsidiaries.

(ee) Diligence. All material information regarding each of the Target and its Subsidiaries has been provided or made available to Parent and its advisors for review through the date of this Agreement, and such information is inclusive and accurate in all material respects with respect to the information contained therein regarding the Target and its Subsidiaries; provided, however, that such information does not include the Closing Financial Statements.

6. Pre-Closing Covenants.

(a) Target. During the period from the date of this Agreement and continuing until the Effective Time without the consent of Parent (which may be withheld in Parent’s sole and absolute discretion except where expressly provided otherwise in this Agreement):

(i) Ordinary Course. Without limiting anything else in this Agreement, the Target shall carry on its business in the usual, regular and ordinary course in all material respects; shall not enter into any contracts or arrangements other than in the Ordinary Course of Business, and shall use all reasonable efforts to preserve intact its present business organizations and retain its employees and preserve its relationships with customers, suppliers and others having business dealings with it.

(ii) Dividends; Changes in Share Capital. The Target shall not, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock (other than the repurchase of unvested restricted stock upon the termination of an employee’s employment with the Target for a price equal to the original purchase price thereof).

(iii) Issuance of Securities. The Target shall not issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, any shares of its capital stock of any class, any Target Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Target Voting Debt, or enter into any agreement with respect to any of the foregoing other than the issuance of Target Common Stock upon the exercise of Target Options or Target Warrants.

(iv) Ancillary Agreements. No party to any Ancillary Agreement shall revoke, terminate or amend such Ancillary Agreement.

(v) Organization Documents. Except to the extent required to comply with their respective obligations hereunder or required by law, neither the Target nor any of its Subsidiaries shall amend or propose to amend its Organization Documents.

(vi) Indebtedness. Neither the Target nor any of its Subsidiaries shall (A) incur any Indebtedness for borrowed money or guarantee any such Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Target or guarantee any debt securities of other Persons, (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than travel advances not to exceed, when combined with travel advance amounts outstanding on the date of this Agreement, $25,000 in the aggregate and other than intercompany transactions among the Target and its Subsidiaries), (C) pay, discharge or satisfy any Claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the Ordinary Course of Business, (D) restructure or refinance its existing Indebtedness or (E) enter into any financial derivative contracts, investments in marketable securities, put/call options, or similar obligations.

(vii) General Releases. The Target shall use its reasonable best efforts to ensure that each Target Stockholder shall execute a Stockholder General Release and shall deliver all executed Stockholder General Releases to Parent at the Closing.

(viii) Benefit Plans. Other than adjustments in compensation in the Ordinary Course of Business, neither the Target nor any of its Subsidiaries shall (i) increase the compensation payable or to become payable to any of its executive officers, (ii) take any action with respect to the grant of any new severance or termination pay, or stay, bonus or other incentive arrangement, (iii) adopt any new Employee Benefit Plan, or (iv) amend or modify any Employee Benefit Plan, except as required by law.

(ix) Acquisitions. Neither the Target nor any of its Subsidiaries shall acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to the Target and its Subsidiaries.

(x) Liquidation. Neither the Target nor any of its Subsidiaries shall liquidate or dissolve or obligate themselves to do so.

(xi) Sales; Liens and Encumbrances. Neither the Target nor any of its Subsidiaries shall sell, lease, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any property or assets of the Target and its Subsidiaries other than such sales or other encumbrances and security interests that are incurred in the Ordinary Course of Business consistent with past practice.

(xii) Material Agreements; New Agreements. The Target and its Subsidiaries shall not terminate or amend, or cause or suffer to be committed any act that would result in a breach or violation of any material term of or (with or without notice or the passage of time or both) constitute a default under or otherwise give any Person a basis for non-performance under, any agreement listed in § 5(p) of the Target Disclosure Schedule. The Target and its Subsidiaries shall refrain from becoming a party to any contract or commitment other than in the Ordinary Course of Business.

(xiii) Capital Expenditures. Neither the Target nor any of its Subsidiaries shall make or agree to make any new capital expenditure or expenditures that, in the aggregate, are in excess of Fifty Thousand Dollars ($50,000).

(xiv) Stock Plans. The Target shall not, without the prior written consent of Parent, (i) make any amendment to the Target Stock Plan or any stock agreement as a result of this Agreement or in contemplation of the Merger, (ii) grant or issue or agree to grant or issue stock awards under the Target Stock Plan, or (iii) except as otherwise provided by any current stock option agreement, employment agreement or other agreement between the Target and any option holder or as required by this Agreement, accelerate the vesting of any stock awards under the Target Stock Plan.

(xv) Compliance with Legal Requirements. The Target and its Subsidiaries shall use their reasonable best efforts to comply promptly with all requirements that applicable laws, rules and regulations may impose upon it and its operations and with respect to the transactions contemplated by this Agreement, and shall cooperate promptly with, and furnish information to, Parent in connection with any such requirements imposed upon Parent, or upon any of its Affiliates, in connection therewith or herewith. Without limiting the generality of the foregoing, the Target and its Subsidiaries will comply with any notification and consultation requirements with respect to any employee representatives, works’ council or other employee representative body of the Target or its Subsidiaries related to the transactions contemplated by this Agreement.

(xvi) Consents. Each of the Target and its Subsidiaries shall use its best efforts to obtain any consent, authorization or approval of, or exemption by, any Person required to be obtained or made by any party hereto in connection with the transactions contemplated hereby or the taking of any action in connection with the consummation thereof. Without limiting the foregoing, the Target shall use its respective reasonable best efforts to obtain the consent of each of the third parties set forth in § 5(c)(iii) of the Target Disclosure Schedule to the assignment to the Surviving Corporation of the Target’s rights under each of their respective agreements with the Target in connection with the Merger.

(xvii) Maintain Insurance. Each of the Target and its Subsidiaries shall use commercially reasonable efforts to maintain their respective insurance policies set forth in § 5(s) of the Target Disclosure Schedule in full force and effect and shall not do, permit or willingly allow to be done any act by which any of such policies may be suspended, impaired or cancelled.

(xviii) Discharge. Neither the Target nor any of its Subsidiaries shall cancel, compromise, release or discharge any Claim of the Target and its Subsidiaries upon or against any Person or waive any right of the Target and its Subsidiaries, or discharge any

Lien upon any asset of the Target and its Subsidiaries or compromise any debt or other obligation of the Target and its Subsidiaries to any Person other than Liens, debts or obligations with respect to current liabilities of the Target and its Subsidiaries.

(xix) Actions. The Target shall not institute, settle or agree to settle any Claim, suit, proceeding, inquiry, investigation or action before any Governmental Entity.

(xx) Permits. Each of the Target and its Subsidiaries shall use reasonable best efforts to maintain in full force and effect, and comply with, all Target Permits.

(xxi) Tax Assessments and Audits. Each of the Target and its Subsidiaries shall furnish promptly to Parent a copy of all notices of proposed assessment or similar notices or reports that are received from any Taxing authority and which relate to the operations of the Target and its Subsidiaries for periods ending on or prior to the Closing Date. Each of the Target and its Subsidiaries shall promptly inform Parent, and permit the participation by Parent, in any investigation, audit or other proceeding by a Governmental Entity in connection with any Taxes, assessment, governmental charge or duty and shall not consent to any settlement or final determination in any proceeding without the prior written consent of Parent.

(xxii) Other Actions. Neither the Target nor any of its Subsidiaries shall take any action, nor fail to take any action, that could reasonably be expected to result in (A) any of the representations or warranties of the Target and its Subsidiaries set forth in this Agreement becoming untrue, or (B) any of the conditions to the Merger set forth in § 8(a) not being satisfied.

(xxiii) Related Party Transactions. Neither the Target nor any of its Subsidiaries shall enter into any agreement, arrangement or transaction with any officer, director, employee, consultant, securityholder or Affiliate of the Target and its Subsidiaries, nor (without Parent’s prior written consent, which shall not be unreasonably withheld) renew any such agreement, arrangement or transaction.

(xxiv) Stockholder Approval; No Solicitation.

(A) Subject to the other provisions of this § 6(a)(xxiv), the Target shall use its reasonable best efforts to obtain the Requisite Stockholder Approval, either at a special meeting of stockholders or pursuant to a written stockholder consent, in accordance with the applicable requirements of the DGCL. In connection with such special meeting of stockholders or written stockholder consent, the Target shall provide to its stockholders a statement to the effect that (I) the Board of Directors of Target has recommended unanimously that the stockholders of the Target adopt this Agreement (the “Target Board Recommendation”), subject to the other provisions of this § 6(a)(xxiv), and (II) appraisal rights are available to the Target Stockholders pursuant to Section 262 of the DGCL and a copy of such Section 262. If the Requisite Stockholder Approval is obtained by means of a written consent, the Target shall send, pursuant to Section 228 and Section 262(d) of the DGCL, a written notice to all Target Stockholders that did not execute such written consent informing them that this Agreement was adopted by the stockholders of the Target and that appraisal rights are available for their shares of Target Common Stock or Target Preferred Stock, as applicable, pursuant to Section 262 of the DGCL (which notice shall include a copy of such Section 262). The Target shall promptly inform Parent of the date on which such notice, if applicable, is sent to the stockholders of the Target. Notwithstanding anything to the contrary contained in this § 6(a)(xxiv), at any time prior to the adoption of this Agreement by the Requisite Stockholder Approval, the Target Board Recommendation may be withdrawn or modified (an “Adverse Recommendation”) if the Target’s Board of Directors determines in good faith, after consultation with independent outside legal counsel and taking into account any changes to the terms of the Merger proposed by Parent, that due to the existence of an Acquisition Proposal that the Board of Directors determines in good faith is reasonably likely to result in a Superior Proposal, the withdrawal or modification of the Target Board Recommendation is required in order for the Target’s Board of Directors to comply with its fiduciary obligations to the stockholders of the Target under applicable law.

(B) The Target and its Subsidiaries, and each of their respective officers and directors shall not, and shall cause their respective representatives (including, without limitation, investment bankers, attorneys and accountants) not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, or otherwise cooperate in any other way with, any Person or group of Persons, other than Parent, with respect to any inquiry or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Each of the Target and its Subsidiaries hereby represent that it is not now engaged in discussions or negotiations with any party other than Parent with respect to any inquiry or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. The Target and each of its Subsidiaries shall immediately cease and cause its Affiliates to cease any and all existing activities, discussions or negotiations with any parties (other than Merger Sub or Parent) conducted heretofore with respect to any Acquisition Proposal, and shall use its commercially reasonable efforts to cause any such parties in possession of confidential information about the Target that was furnished by or on behalf of the Target in connection with such Acquisition Proposal to return or destroy all such information in the possession of any such party or its representatives. Notwithstanding the foregoing, the Target may furnish non-public information concerning the business, properties or assets of the Target, a Subsidiary or a division of the Target to another party and may engage in discussions or negotiations with such party, if the Board of Directors of the Target determines in good faith, after consultation with its independent outside legal counsel, that the fiduciary duties of the Board of Directors under applicable law require the Target to do so and prior to furnishing such information to, or engaging in discussions or negotiations with, such Person shall have executed a confidentiality agreement (which agreement shall be provided to Parent for informational purposes) with terms no less favorable to the Target, in all material respects, to those contained in the Confidentiality Agreement.

(C) The Target and its Subsidiaries, and their respective officers and directors shall (I) promptly (but in any event within one day) notify Parent (orally and in writing) of the receipt of any request for information, Acquisition Proposal or any inquiry or proposal that may reasonably be expected to lead to an Acquisition Proposal, or any inquiry regarding the making of an Acquisition Proposal, the terms and conditions of any such request, inquiry, proposal, or Acquisition Proposal, and the identity of the prospective purchaser, (II) promptly provide Parent with a copy of any such offer, if written, or a written summary of such offer, if not in writing, and (III) shall keep Parent fully informed of the status and material details (including amendments and proposed amendments) of any such request, inquiry, proposal, or Acquisition Proposal. Prior to taking any of the actions referred to in § 6(a)(xxiv)(B), the Board of Directors of the Target shall promptly (but in any event within one day) notify Parent orally and in writing of any action it proposes to take with respect to such Acquisition Proposal. After taking any such action, the Board of Directors of the Target shall promptly advise Parent orally and in writing of the status of such action as developments arise or as requested by Parent. Without limiting the foregoing, at least five (5) days prior to taking any of the actions referred to in § 6(a)(xxiv)(D), the Board of Directors of the Target shall notify Parent of any such action it proposes to take and, during such five (5) day period, the Board of Directors of the Target shall negotiate in good faith with Parent with respect to any revised proposal to acquire the Target Stock that Parent may make prior to or during such five (5) day period.

(D) From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to § 11, if the Board of Directors of the Target is entitled to furnish information to, or engage in discussions or negotiations with, any Person pursuant to § 6(a)(xxiv)(B), the Board of Directors of the Target may terminate this Agreement in respect of any Acquisition Proposal pursuant to the termination provisions set forth in § 11(a)(viii) hereof if (I) such Acquisition Proposal constitutes a Superior Proposal, (II) such Superior Proposal did not result from a breach by the Target of this § 6(a)(xxiv), (III) the Board of Directors of the Target shall have determined in good faith after consultation with independent outside legal counsel and taking into account any changes to the terms of the Merger proposed by Parent, that such action is necessary for the Board of Directors of the Target to comply with its fiduciary duties to the stockholders of the Target under applicable laws, (IV) such Adverse Recommendation is made after the five day period referred to in § 6(a)(xxiv)(C) above and prior to the adoption of this Agreement either at a special meeting of the stockholders of the Target or pursuant to a written consent of the stockholders of the Target and (V) the Target makes all payments required by § 12(j)(ii) hereof.

(E) For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal for, or any indication of interest in, any sale, lease, pledge or other disposition of all or any material portion of the assets of or the business of, or any material number of shares of capital stock of or other securities in, the Target or its Subsidiaries, or any merger, consolidation, recapitalization, liquidation, dissolution or similar transaction involving the Target or its Subsidiaries or any license, joint venture, partnership, collaboration involving a material portion of the assets of the Target and its Subsidiaries, or engage in a public or private offering of shares of its capital stock; provided, however, that “Acquisition Proposal” shall not include the Merger.

(F) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal by a Person that (I) the Board of Directors of the Target has determined in good faith, after consultation with an independent financial advisor of nationally recognized reputation, is more favorable from a financial point of view to the Target Stockholders than the Merger (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Acquisition Proposal), (II) the Board of Directors of the Target has determined in good faith, after consultation with its independent outside legal counsel, is of such a nature that they must accept such Acquisition Proposal in order for the Board of Directors of the Target to comply with its fiduciary duties to the Target Stockholders under applicable laws and (III) is reasonably capable of being consummated in a timely manner (taking into account all financial, regulatory, legal and other aspects of such proposal (including, without limitation, the ready availability of cash on hand and/or commitments for the same, in each case as applicable, required to consummate any such Acquisition Proposal and any antitrust or competition law approvals or non-objections)).

(xxv) Intention. Neither the Target nor any of its Subsidiaries shall authorize, commit to, agree to or enter into any agreement, commitment, arrangement, or obligation to take any action prohibited by this § 6(a).

(xxvi) Notice of Developments. The Target shall report to Parent on operational matters that could reasonably affect the business of the Surviving Corporation. Each Party shall promptly advise the other orally and in writing of (a) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, (b) the failure by it to comply with or satisfy in any respect any covenant, condition or agreement required to be complied with or satisfied by it under this Agreement or (c) any change, event or circumstance that has had or would have a Parent Material Adverse Effect or Target Material Adverse Effect, as applicable, or materially adversely affect any Party’s ability to consummate the Merger in a timely manner; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Each Party agrees that, to the extent practicable, it will consult with the other Party with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of matters relating to completion of the transactions contemplated hereby. No disclosure by any Party pursuant to this § 6(a)(xxvi) shall be deemed to amend or supplement the Target Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty or breach of covenant.

(xxvii) Access to Financial and Operation Information. Subject to compliance with applicable laws, upon reasonable notice, the Target and its Subsidiaries will give Parent, its directors, officers, counsel, financial advisors, auditors and other authorized representatives or employees reasonable access during normal business hours to the offices, properties, books and records of the Target and its Subsidiaries and will furnish to the foregoing persons and entities such financial, operating data technical data as such persons and entities may reasonably request and will instruct their employees, counsel, auditors and financial advisors to cooperate with Parent in its investigation of the business of the Target and its Subsidiaries and in the planning for the combination of the operations of the Target and Parent following the consummation of the Merger, provided, that, no investigation pursuant to this § 6(a)(xxvii) shall affect any representation or warranty given by Target or the Target Stockholders hereunder.

(xxviii) Change in Tax or Accounting Methods or Policies. Neither the Target nor any of its Subsidiaries shall, without Parent’s written consent, change any of its Tax or accounting methods or policies or make any reclassification of assets or liabilities (except as required by law or GAAP) or change or make any new Tax elections, file any amended Tax Return or settle or compromise any federal, state, local or foreign Tax Liability.

(b) Parent and Merger Sub. During the period from the date of this Agreement and continuing until the Effective Time:

(i) Organizational Documents. Except to the extent required to comply with their respective obligations hereunder, required by law or required by the rules and regulations of any applicable Governmental Entity, Merger Sub shall not amend or propose to amend its Organization Documents.

(ii) Other Actions. Parent shall not, and shall not permit any of its Subsidiaries, including Merger Sub, to, take any action that could reasonably be expected to result in any of the conditions to the Merger set forth in § 8(b) not being satisfied.

(c) Further Assurances. Each of the Parties shall use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the Merger and the transactions contemplated by this Agreement, including without limitation using its reasonable best efforts to ensure that the conditions to the obligations of the other Parties to consummate the Merger are satisfied. Each Party shall use its reasonable best efforts to obtain, at its and their reasonable expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Person to consummate the transactions contemplated by this Agreement and otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement. The Target shall use its reasonable best efforts to obtain, at its expense all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be obtained to satisfy the conditions set forth in § 8(a).

(d) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Parent and the Target; provided, however, that Parent may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities without obtaining such approval (in which case Parent will use its reasonable best efforts to advise the Target and provide the Target with the opportunity to review such disclosure prior to making the disclosure, provided that the failure to do so shall not constitute a breach of this Agreement by Parent).

(e) Market Manipulation. Each of the Target, its Subsidiaries, and each of the Target Stockholders covenants and agrees that it will not, for the period between the date of this Agreement and the Closing Date:

(i) acquire or sell, or agree, offer, seek or propose to acquire or sell, or cause to be acquired or effected or sold, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act) of any securities of Parent, or any rights or options to acquire any such ownership (including from a third party); or

(ii) engage in any scheme, device or other activity in violation of the federal securities laws or regulations, including Rule 10b-5 or Regulation M under the Securities Exchange Act, or any state securities laws or regulations, with respect to any securities of Parent; or

(iii) advise, assist or encourage any other Person in connection with any of the foregoing.

(f) Access to Work Papers, Data and Facilities to Confirm Closing Financial Statements. During the fourteen (14) day review period referred to in § 8(a)(vii) below, Target shall make available to Parent any work papers of BDO and any other data related to the Closing Financial Statements and shall give Parent and its auditors reasonable access during normal business hours to the offices, properties, books and records of the Target and its Subsidiaries as Parent believes is reasonably appropriate to permit it to perform confirmatory due diligence on the Closing Financial Statements.

7. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing:

(a) General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, the Target Stockholder Representative and Parent will take such further action (including the execution and delivery of such further instruments and documents) as either the Target Stockholder Representative or Parent reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under § 9 below). Parent will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Target and its Subsidiaries generated by or on behalf of the Target and its Subsidiaries or in the possession of the Target, its Subsidiaries or any of the Target Employees, and the Target Stockholders agree to provide Parent with possession of all such items as promptly as practicable after the Closing.

(b) Litigation Support.

(i) In the event and for so long as Parent is actively contesting or defending against any Claim in connection with (A) any transaction contemplated under this Agreement or (B) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Target or its Subsidiaries, the Target Stockholder Representative will cooperate with Parent and its counsel in the contest or defense, use reasonable best efforts to make available the other Target Stockholders as may be necessary, and use reasonable best efforts to provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of Parent (unless Parent is entitled to indemnification therefor under § 9 below).

(ii) For the period beginning on the date hereof and following the Closing, the Principal Target Stockholders party to the action described in § 5(t) of the Target Disclosure Schedule shall use its reasonable best efforts to cooperate with Parent and its counsel in pursuing any Claim arising out of the matters described in § 5(t) of the Target Disclosure Schedule, including remitting any proceeds received by such Principal Target Stockholder from such action.

(c) Transition. The Target Stockholders will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Target or its Subsidiaries from maintaining the same business relationships with the Surviving Corporation and its Subsidiaries after the Closing as it maintained with the Target and its Subsidiaries prior to the Closing. Each of the Principal Target Stockholders will refer all inquiries relating to the businesses of the Target and its Subsidiaries to Parent from and after the Closing.

(d) Director and Officer Indemnification. For a period of three (3) years following the Closing, Parent agrees that it will, and will cause the Surviving Corporation to, indemnify and hold harmless each individual who served as a director or officer of the Target at any time prior to the Closing against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any Claim, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under Delaware law (and the Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under Delaware law, provided the former director or officer to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such former director or officer is not entitled to indemnification). All of such rights to indemnification and to receive expense advances shall be in accordance with the provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation, which such provisions shall be identical to the comparable provisions of the Certificate of Incorporation and Bylaws of Parent.

(e) Employee Benefits. As of the Closing Date, Parent shall cover each employee of the Target and its Subsidiaries on the Closing Date under welfare benefit plans and similar plans that the Parent provides to other similarly situated employees. Parent agrees to use its commercially reasonable efforts to recognize each employee’s length of employment service and earnings with the Target and any of its Subsidiaries for purposes of the Parent’s vacation, sick leave, severance and other welfare benefit plans, to the extent permitted under such benefit plans of Parent. To the extent permitted under Parent’s vacation, sick leave, severance and other welfare benefit plans, no pre-existing limitations will be applied to such employees under such benefit plans of Parent. Parent shall use commercially reasonable efforts to coordinate deductibles, maximum benefit restrictions and other terms so that such employees receive credit toward any deductibles under the benefit plans of Parent for deductibles paid under the Target’s similar benefit plans during the current plan year and, to the extent permitted under the benefit plans of Parent, such employees shall receive credit for eligible claims incurred under the Target’s plans during the current plan year. Notwithstanding the foregoing, Target employees will not be eligible to participate in Parent’s employee stock purchase plan until the first date for which Parent employees are eligible to participate in such plan for the next election period.

8. Conditions to Obligation to Close.

(a) Conditions to Obligation of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger and the transactions to be performed by either one in connection with the Closing is subject to satisfaction of the following conditions:

(i) each of the representations and warranties set forth in § 4(a) and § 5 above shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), except to the extent that such representations and warranties are qualified by terms such as “material” and “Target Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all respects as of such certain date);

(ii) the Target, its officers and directors and Target Stockholders, as the case may be, shall have performed and complied with all of their covenants hereunder in all material respects through the Closing;

(iii) this Agreement shall have been adopted as set forth in § 5(z) and under the DGCL and all other applicable law, by requisite vote of the Target Stockholders, and no more than five percent (5%) of the shares of capital stock of the Target shall be Dissenting Shares;

(iv) the Ancillary Agreements shall have been executed and delivered by the parties thereto (other than Parent and Merger Sub);

(v) the Target shall have delivered to Parent all of the Stockholder General Releases that have been executed and delivered by the Target Stockholders;

(vi) the Target shall have delivered to Parent the Closing Financial Statements, which with respect to the Closing Audited Financial Statements, shall have been prepared in accordance with GAAP and audited by BDO in accordance with generally accepted auditing standards, and with respect to the Closing Unaudited Financial Statements, shall have been prepared in accordance with GAAP and reviewed by BDO in accordance with Statement on Auditing Standards No. 100, Interim Financial Information, and which Closing Financial Statements for the years ended December 31, 2003 and 2004 shall not materially differ from the Signing Financial Statements for the years ended December 31, 2003 and 2004 (except for, and to the extent of, any impact resulting from changes to revenue, deferred revenue and net income due to BDO’s audit of Target’s revenue recognition policies as to the fees received under the British Telecom plc Contract 673102, dated May 5, 2004, as amended to date);

(vii) the Parent and its auditors shall have had fourteen (14) days following receipt of the Closing Financial Statements to review the results thereof, and such review shall not have revealed that the Closing Financial Statements fail to comply with GAAP in any material respect (except for, and to the extent of, any impact resulting from changes to revenue, deferred revenue and net income due to BDO’s audit of Target’s revenue recognition policies as to the fees received under the British Telecom plc Contract 673102, dated May 5, 2004, as amended to date);

(viii) the Target shall not have, unless the prior written consent of Parent has been obtained, (A) granted or issued or agreed to grant or issue stock awards under the Target Stock Plan or (B) accelerated the vesting of any stock awards under the Target Stock Plan (except in accordance with the terms of the Target Stock Plan);

(ix) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) have the effect of making any of the transactions contemplated by this Agreement illegal, (D) affect adversely the right of Parent to own the shares of capital stock of the Target and to control the Target and its Subsidiaries, or (E) affect adversely the right of each of the Target or its Subsidiaries to own its material assets and to operate its business in materially the same manner as such business is operated as of the date of this Agreement (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(x) each Key Target Employee shall have executed, delivered and entered into an employment agreement in the form of Exhibit F hereto (the “Employment Agreement”);

(xi) Parent shall have received from counsel to Target an opinion in form and substance as set forth in Exhibit G attached hereto, addressed to Parent and Merger Sub, and dated as of the Closing Date;

(xii) each of the Target Preferred Stockholders listed on § 8(a)(xii) of the Target Disclosure Schedule shall have executed, delivered and entered into a voting agreement in the form of Exhibit H hereto (each a “Voting Agreement”). The Voting Agreements shall be in full force and effect as of the Closing Date;

(xiii) Target shall have delivered evidence reasonably satisfactory to Parent that Quallaby S.A.R.L. is in material compliance with all applicable laws (including, without limitation, the corporate law of France), has made all filings required to be made with the Commercial Court in France and has received all renewals, approvals and acknowledgements required by law, including, without limitation the following: (A) an approval of the December 31, 2003 and December 31, 2004 annual accounts and allocation of losses of Quallaby S.A.R.L., (B) the renewal of duties of Quallaby S.A.R.L.’s managing director and (C) an acknowledgement by the shareholders of Quallaby S.A.R.L. that the net assets of Quallaby S.A.R.L. are less than half of its share capital and the approval of the shareholders of Quallaby S.A.R.L. to continue operating the business;

(xiv) the Target, its Subsidiaries and Target Stockholders shall have obtained and each shall be in effect, all consents, orders, assignments, waivers or authorizations, that are required as a result of the Merger, including, without limitation, those referred to in § 4(a)(ii) and § 5(c) above;

(xv) there shall not have occurred since the date of this Agreement any Target Material Adverse Effect;

(xvi) Parent shall have received the written resignation of each of the officers and directors of the Target and its Subsidiaries in the form of Exhibit I hereto;

(xvii) [INTENTIONALLY OMITTED]

(xviii) the Target shall not have (A) declared or paid any dividends on or made other distributions in respect of any of its capital stock, (B) split, combined or reclassified any of its capital stock or issued or authorized or proposed the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock (other than the issuance of Target Common Stock upon the exercise of Target Options or Target Warrants) or (C) repurchased, redeemed or otherwise acquired any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(xix) the Target shall have delivered to Parent a properly executed and acknowledged certification (a “FIRPTA Certificate”), in form and substance reasonably acceptable to Parent, which states that shares of capital stock of the Target do not constitute “United States real property interests” under Section 897(c) of the Code and otherwise satisfies the requirements of Treasury Regulation Section 1.1445-2(c)(3) to exempt the transactions contemplated hereunder from withholding pursuant to the provisions of the Foreign Investment in Real Property Tax Act. In addition, simultaneously with delivery of such FIRPTA Certificate, the Target shall have provided to Parent, as agent for Target, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Target upon the Closing of the Merger;

(xx) all actions to be taken by the Target, its Subsidiaries or the Target Stockholders in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Parent and its counsel;

(xxi) the Target and its Subsidiaries shall have delivered to Parent copies of the certificate of incorporation of each of the Target and its Subsidiaries certified on or soon before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of its incorporation;

(xxii) the Target and its Subsidiaries shall have delivered to Parent copies of the certificate of good standing of each of the Target and its Subsidiaries issued on or soon before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of its organization and of each jurisdiction in which it is qualified to do business;

(xxiii) the Target and its Subsidiaries shall have delivered to Parent a certificate of secretary of the Target and the Target’s Subsidiaries, dated the Closing Date, in form and substance reasonably satisfactory to Parent as to (A) no amendment to the Certificate of Incorporation (or formation) or the bylaws (or other governing documents); and (B) any resolutions of the board of directors or other authorizing body (or a duly authorized committee thereof) relating to this Agreement and the transactions contemplated hereby; and

(xxiv) each of the President and the Chief Financial Officer of the Target shall have delivered to Parent a certificate to the effect that each of the conditions specified above in § 8(a)(i)-(xxiii) is satisfied in all material respects with respect to the Target and its Subsidiaries, and the Vice President, Products Management of the Target shall have delivered a certificate to the effect that each of the representations and warranties of the Target set forth in § 5(m) and § 5(u) are true and correct in all material respects (other than representations and warranties which are already qualified by materiality, which shall be true and correct in all respects) on and as of the Closing Date as if made on and as of such date.

Parent may waive any condition specified in this § 8(a), in its sole and absolute discretion, if it executes a writing so stating at or prior to the Closing.

(b) Conditions to Obligation of the Target and the Target Stockholders. The obligation of the Target and the Target Stockholders to consummate the Merger and the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) each of the representations and warranties set forth in § 4(c) above that is qualified as to materiality or as to a “Parent Material Adverse Effect” shall have been true and correct when made and shall be true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), and each of the representations and warranties set forth in § 4(c) above that is not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date);

(ii) Parent and Merger Sub shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) have the effect of making any of the transactions contemplated by this Agreement illegal,

(iv) Parent and Merger Sub shall have obtained and each shall be in effect, all consents, orders, assignments, waivers or authorizations, that are required as a result of the Merger, including, without limitation, those referred to in § 4(c) above;

(v) Parent shall have delivered to Target copies of the certificate of good standing of Parent and Merger Sub issued on or soon before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of its organization and of each jurisdiction in which it is qualified to do business;

(vi) Parent and Merger Sub shall have delivered to Target a certificate of secretary of Parent and of Merger Sub, dated the Closing Date, in form and substance reasonably satisfactory to Target as to any resolutions of the board of directors or other authorizing body (or a duly authorized committee thereof) relating to this Agreement and the transactions contemplated hereby;

(vii) the Exchange Amount shall be sent to the Exchange Agent to be distributed as provided herein;

(viii) the Escrow Amount for Indemnification shall be sent via wire transfer to the Escrow Agent to be held as provided in the Escrow Agreement;

(ix) Target shall have received from counsel to Parent an opinion in form and substance as set forth in Exhibit J attached hereto, addressed to Target, and dated as of the Closing Date;

(x) all actions to be taken by Parent and Merger Sub in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Target and its counsel; and

(xi) an officer of Parent and an officer of Merger Sub shall each have delivered to the Target a certificate to the effect that each of the conditions specified above in § 8(b)(i)-(x) is satisfied in all respects.

The Target may waive any condition specified in this § 8(b), in its sole and absolute discretion, if the Target Stockholder Representative executes a writing so stating at or prior to the Closing.

9. Remedies for Breaches of Agreement; Indemnification.

(a) Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing hereunder (even if the damaged Party knew or had reason to know of any misrepresentation or breach of representation and warranty at the time of the Closing) and continue in full force and effect for a period of twelve (12) months thereafter.

(b) Indemnification Provisions for Benefit of Parent Indemnitees.

(i) Each Principal Target Stockholder shall Severally indemnify, save and hold the Parent Indemnitees harmless from and against the entirety of any and all Adverse Consequences incurred or suffered in connection with, arising out of, resulting from or relating or incident to any untruth, inaccuracy or incorrectness of, or other breach of, any representation or warranty made by such Principal Target Stockholder in § 4(a); provided, that the aggregate amount of any liability of a Principal Target Stockholder pursuant to this § 9(b)(i) shall not exceed the Pro Rata Portion of the Total Merger Consideration received by such Principal Target Stockholder.

(ii) Subject to the limitations set forth in § 9(h), each Target Stockholder shall Severally indemnify, save and hold the Parent Indemnitees harmless from and against the entirety of any and all Adverse Consequences incurred or suffered in connection with, arising out of, resulting from or relating or incident to any untruth, inaccuracy or incorrectness of, or other breach of, any representation or warranty in § 5.

(iii) [INTENTIONALLY OMITTED]

(iv) The Target shall indemnify, save and hold the Parent Indemnitees harmless from and against the entirety of any and all Adverse Consequences incurred or suffered in connection with, arising out of, resulting from or relating or incident to the nonfulfillment, nonperformance, nonobservance or other breach or violation of, or default under, any covenant or agreement made by the Target in or pursuant to this Agreement.

(v) Each Target Stockholder shall Severally indemnify, save and hold the Parent Indemnitees harmless from and against the entirety of any and all Adverse Consequences incurred or suffered in connection with, arising out of, resulting from or relating or incident to the nonfulfillment, nonperformance, nonobservance or other breach or violation of, or default under, any covenant or agreement made by such Target Stockholder in or pursuant to § 7 of this Agreement; provided, that the aggregate amount of any liability of a Target Stockholder pursuant to this § 9(b)(v) shall not exceed the Pro Rata Portion of the Total Merger Consideration received by such Target Stockholder.

(vi) The Target Stockholders shall jointly and severally indemnify, save and hold the Parent Indemnitees harmless from and against the entirety of any and all Adverse Consequences incurred or suffered in connection with, arising out of, resulting from or relating to any Claim made by a Target Stockholder against the Target Stockholder Representative, in its capacity as Target Stockholder Representative.

(vii) For purposes of this § 9, with respect to any representation or warranty which is qualified as to materiality (including Material Adverse Effect), the amount of the Adverse Consequences shall be determined as if such representation or warranty were made without any such qualification.

(c) Indemnification Provisions for Benefit of the Target Stockholders. Parent shall indemnify, save and hold each of the Target Stockholders and their respective directors, officers, employees, Affiliates, successors, transferees and assignees, and their respective representatives harmless from and against the entirety of any and all Adverse Consequences incurred or suffered in connection with, arising out of, resulting from or relating or incident to: (i) any untruth, inaccuracy or incorrectness of, or other breach of, any representation or warranty in § 4(c) and/or (ii) the nonfulfillment, nonperformance, nonobservance or other breach or violation of, or default under, any covenant or agreement made by Parent in or pursuant to this Agreement. For purposes of this § 9, with respect to any representation or warranty which is qualified as to materiality (including Material Adverse Effect), the amount of the Adverse Consequences shall be determined as if such representation or warranty were made without any such qualification.

(d) [INTENTIONALLY OMITTED.]

(e) Matters Involving Third Parties.

(i) If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this § 9(e), then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is materially prejudiced thereby.

(ii) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as:

(A) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by all elements of all or the portion of the Third Party Claim for which it is asserting its right to control such defense;

(B) if Parent or its Subsidiary is the Indemnified Party, the portions of the Third Party Claim with respect to which the Indemnifying Party is asserting its right to defend does not seek injunctive or other equitable relief that could affect an existing product or product development of Parent or any of its Subsidiaries (including the Surviving Corporation);

(C) the Indemnifying Party conducts the defense of the Third Party Claim in a reasonably active and diligent manner; and

(D) the Indemnifying Party complies with its obligations set forth in § 9(f).

(iii) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with § 9(e)(ii) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) if the judgment or settlement would impose any material restriction upon the Indemnified Party or the operation of the business of the Indemnified Party, the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party.

(iv) In the event any of the conditions in § 9(e)(ii) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (upon consent from any Indemnifying Party in connection therewith, not to be unreasonably withheld), (B) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (C) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this § 9.

(v) Each Party acknowledges and agrees that it shall not be entitled to seek indemnification from any other Party for any Third Party Claim without: (A) for any nonlitigation matter, giving notice of such Third Party Claim to such other Party in accordance with § 9(e)(ii)(A) above (including the proviso contained therein); or (B) for a litigation matter, (x) giving notice of such Third Party Claim to such other Party in accordance with § 9(e)(ii)(A) above (including the proviso contained therein) and (y) giving such other Party the opportunity to defend against such Third Party Claim in accordance with § 9(e)(ii) above. Parent may, in its sole discretion and without providing any notice, defend, handle and dispose of as it sees fit any Third Party Claim so long as it does not seek indemnification with respect to such Third Party Claim and such Third Party Claim does not include injunctive or equitable relief against the Target Stockholders. In addition, Parent may, in its sole discretion, assume the defense of, and handle and dispose of as it sees fit any Third Party Claim for which it has previously sought indemnification by providing notice of its intention to so defend, handle and dispose of such Third Party Claim and that it no longer shall seek indemnity with respect to such Third Party Claim (except for any amounts accrued and unpaid by the Target Stockholders prior to the date of such notice from Parent and such Third Party Claim does not include injunctive or equitable relief against the Target Stockholders). In the event that Parent provides such notice, the Target Stockholders shall promptly and reasonably cooperate with Parent in transferring the defense of such Third Party Claim.

(f) Satisfaction of Claims. The claims for indemnification pursuant to § 9(b) are referred to as “Parent Indemnity Claims.” Parent Indemnity Claims that are not in dispute by the Parties shall be satisfied by payment of cash or other immediately available funds from the Target Stockholders within ten (10) calendar days of delivery of notice by Parent or Merger Sub of the nature and amount of Parent Indemnity Claim. The claims for indemnification pursuant to § 9(c) are referred to as “Target Stockholder Indemnity Claims.” Target Stockholder Indemnity Claims that are not in dispute by the Parties shall be satisfied by payment of cash or other immediately available funds from Parent within ten (10) calendar days of delivery of notice by the Target Stockholder Representative of the nature and amount of the Target Stockholder Indemnity Claim.

(i) Notice of Asserted Liability. Promptly after Parent or the Target Stockholders become aware of any fact, condition or event that may give rise to an Adverse Consequence for which indemnification may be sought under this § 9, the party entitled to seek indemnification (“Indemnitee”) shall give notice thereof in the manner provided in this § 9(f)(i) (the “Claims Notice”) to the Indemnifying Party in accordance with § 12(f). The Claims Notice shall include a description in reasonable detail of any claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an “Asserted Liability”) against Indemnitee, and shall indicate the amount (estimated, if necessary) of the Asserted Liability that has been or may be suffered by Indemnitee. Failure of Indemnitee to promptly give notice hereunder shall not affect rights to indemnification hereunder, except to the extent that Indemnifying Party demonstrates actual damage caused by such failure. Upon Indemnifying Party’s request,

Indemnitee shall provide Indemnifying Party with reasonable access to all books and records relating to the Asserted Liability, and to all employees or other Persons who have material information about such Asserted Liability, in order to allow Indemnifying Party to audit the status of such Asserted Liability and the payments that have been, or will be, made with respect thereto; provided that the Indemnifying Party shall refrain from unreasonably interfering with Indemnitee’s operations while the Indemnifying Party is conducting such audit.

(ii) Establishment of an Adverse Consequence. Indemnitee and the Indemnifying Party may agree in writing, at any time, as to the existence and amount of the Adverse Consequence, and, upon the execution of such agreement, the amount of such Adverse Consequence shall be deemed established. Additionally, except with respect to claims as described in § 9(e), if within ten (10) days after the giving of the written notice by Indemnitee in accordance with § 12(f) the Indemnifying Party does not provide written notice to Indemnitee in accordance with § 12(f) that the Indemnifying Party intends to contest the assertion by Indemnitee (such notice by the Indemnifying Party being hereinafter referred to as the “Contest Notice”), such assertion of the Indemnitees shall be deemed accepted and the amount of the Adverse Consequence shall be deemed established. However, in the event that a Contest Notice is given to Indemnitee within said 10-day period, for a period of not less than ten (10) days, the Parties shall seek in good faith to resolve in writing any differences they may have with respect to matters specified in the Contest Notice. If the Parties are unable to so resolve their differences after good faith negotiation, then either Parent or the Target Stockholder Representative may commence litigation or, upon written consent of Parent and the Target Stockholder Representative, binding arbitration to resolve the dispute.

(iii) Participation in Defense. Each party may participate, at its own expense, in the defense of any Asserted Liability in respect of which such party may have an indemnification obligation hereunder. If either party chooses to defend or participate in the defense of an Asserted Liability, it shall have the right to receive from the other party (subject to appropriate confidentiality provisions) any books, records or other documents within such party’s control that are necessary or appropriate for such defense.

(g) Payment for Adverse Consequences. The Indemnifying Party hereby agrees to pay the amount of established Adverse Consequences within fifteen (15) days after the establishment thereof. The amount of established Adverse Consequences shall be paid in cash. Any amounts not paid by the Indemnifying Party when due under this § 9 shall bear interest from and after the due date thereof until the date paid at a rate equal to the lesser of: (a) ten percent (10%) per annum; or (b) the highest legal rate permitted by applicable law. In addition, at the option of Indemnitee, Indemnitee may offset in good faith the amount of any established Adverse Consequences or any portion thereof that has not been paid by the Indemnifying Party to Indemnitee against any obligation Indemnitee may have to the Indemnifying Party.

(h) Further Limitations. Notwithstanding any other provision of this §9:

(i) No party will have any liability for indemnification under this § 9 with respect to the breach of any representation or warranty contained herein unless on or before the date that such representation and warranty expires in accordance with § 9(a), the party seeking indemnification notifies such party of a claim specifying the factual basis of that claim in reasonable detail in accordance with § 9(e) or § 9(f), as applicable.

(ii) The maximum aggregate amount for which the Target Stockholders shall be liable for Adverse Consequences relating to Parent Indemnity Claims pursuant to § 9(b)(ii) hereof shall be an amount no greater than fifteen percent (15%) of the Total Merger Consideration.

(iii) Parent shall not seek, or be entitled to, indemnification from the Target Preferred Stockholders pursuant to § 9(b)(ii) hereof until the aggregate amount of Adverse Consequences relating to Parent Indemnity Claims incurred or suffered by Parent Indemnitees exceeds One Hundred Twenty Five Thousand Dollars ($125,000) (the “Deductible”), and once Parent Indemnitees have incurred or suffered aggregate Adverse Consequences relating to Parent Indemnity Claims exceeding the Deductible, Parent shall be entitled to indemnification only for the amount of all Adverse Consequences relating to Parent Indemnity Claims in excess of the amount of the Deductible (subject to the limitations set forth in this § 9(h)).

(iv) In no event will the Target Stockholders or Parent be liable for any claims alleging consequential damages incurred or suffered by an Indemnified Party, as applicable, with respect to this Agreement or the transactions contemplated hereby.

(i) Sole Remedy for Breaches of Representations and Warranties. Except for claims for fraud, bad faith or willful malfeasance, the indemnification provided in this § 9 shall be the sole and exclusive remedy after the Closing Date for damages available to Parent and Merger Sub for breach of any of the representations or warranties, covenants or agreements contained in this Agreement. Parent and Merger Sub expressly agree that with respect to claims made pursuant to this § 9, it shall first seek recovery against the Escrow Amount for Indemnification.

10. Tax Matters. The following provision shall govern the allocation of responsibility as between Parent and Target Stockholders for certain Tax matters following the Closing Date:

(a) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees incurred in connection with this Agreement and the Merger, shall be paid by Parent when due.

(b) Tax Returns. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Target and its Subsidiaries which are filed after the Closing Date until December 31, 2005. Parent shall permit the Target Stockholder Representative to review and comment on each such Tax Return described in the preceding sentence prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Target Stockholder Representative.

(c) Straddle Periods. For purposes of this Agreement, in the case of any Taxes of the Target or any of its Subsidiaries that are payable with respect to any Tax period that begins before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes for taxable periods or portions thereof ending on or before the Closing Date shall: (i) in the case of

Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Target or its Subsidiaries or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including, without limitation, the effect of any graduated rates of tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this § 10(c) shall be computed by reference to the level of such items on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the Target and its Subsidiaries. The parties hereto will, to the extent permitted by applicable law, elect with the relevant Tax authority to treat a portion of any Straddle Period as a short taxable period ending as of the close of business on the day prior to the Closing Date. With respect to Tax Returns that are required to be filed by or with respect to the Target or any of its Subsidiaries for Straddle Periods (“Straddle Returns”), such Straddle Returns shall be prepared in a manner consistent with past practice. Parent shall notify the Target Stockholder Representative of amounts due from the Target Stockholders, if any, in respect of any Straddle Return no later than ten (10) Business Days prior to the date on which such Straddle Return is due, and, upon such notice, the Target Stockholder Representative shall direct the Escrow Agent to remit such payment to the extent of any remaining portion of the Escrow Amount for Indemnification to Parent. Parent shall deliver any Straddle Return to the Target Stockholder Representative for its review at least thirty (30) days prior to the date on which such Tax Return is required to be filed. If the Target Stockholder Representative disputes any item on such Tax Return, the Target Stockholder Representative shall notify Parent of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be borne by: (x) Parent in the event that the Independent Accounting Firm agrees with the Target Stockholder Representative’s claim as to the disputed item (or items) or (y) by the Target Stockholders in the event that the Independent Accounting Firm agrees with Parent’s claim as to the disputed item (or items) or (z) fifty percent (50%) by the Target Stockholders and fifty percent (50%) by Parent if the Independent Accounting Firm determines that the disputed item (or items) should be another amount. Any amounts payable by the Target Stockholders shall be paid from the Escrow Account for Indemnification. Neither Parent nor any of its Affiliates shall

(or cause or permit the Surviving Corporation or any of its Subsidiaries to) amend, refile or otherwise modify any Tax Return relating in whole or in part to the Target or any of its Subsidiaries with respect to any taxable periods or portions thereof ending on or before the Closing Date (or with respect to any Straddle Period) without the written consent of the Target Stockholder Representative, which consent may be withheld in the sole discretion of the Target Stockholder Representative.

(d) Cooperation on Tax Matters.

(i) After the Closing Date, Parent, the Target and the Target Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by the other Parties, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon any other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(ii) Parent and the Target further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to this transaction).

(iii) Parent and the Target further agree, upon request, to provide the other Parties with all information that such Party may be required to report pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder.

(e) Tax Proceedings. After the Closing Date, in the case of any audit, examination, or other proceeding with respect to Taxes related to any pre-Closing period (“Tax Proceeding”) and for which the Target Stockholders are or may be partially or fully liable to Parent pursuant to this Agreement, Parent shall inform or cause the Target to inform the Target Stockholder Representative thereof in accordance with § 9(e)(i). The Target Stockholder Representative shall be entitled to defend and settle any Tax Proceeding in accordance with § 9(e); provided that, if the Tax Proceeding involves both issues for which the Target Stockholders are or may be liable and issues for which they are not liable, the Target Stockholder Representative shall not be entitled to defend or settle the issues for which the Target Stockholders are not liable.

(f) Retention of Documents. The Surviving Corporation agrees until the expiration of the statute of limitations to (i) retain all books and records with respect to Tax matters pertinent to the Surviving Corporation relating to any taxable period beginning before the Closing Date of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) give the Target Stockholder Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Target Stockholder Representative so requests, the Target shall allow the Target Stockholder Representative to take possession of such books and records.

11. Termination.

(a) Termination. This Agreement may be terminated at any time prior to the Effective Time:

(i) by mutual written consent of Parent and the Target at any time prior to the Closing, by action of their respective Boards of Directors;

(ii) by either the Target or Parent if any Governmental Entity shall have issued an order, decree or ruling, or taken any other action (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the Merger or any other transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

(iii) by Parent, upon a material breach of any covenant or agreement on the part of the Target or any Target Stockholder set forth in this Agreement or if any representation or warranty of the Target or any Target Stockholder in this Agreement shall have become untrue in any material respect (a “Terminating Target Breach”); provided, however, that, if such Terminating Target Breach is capable of being cured by the Target or such Target Stockholder prior to the Effective Time through the exercise of their reasonable best efforts, Parent shall promptly give notice of such Terminating Target Breach to the Target or the Target Stockholder Representative and if such Terminating Target Breach is cured within ten (10) days after giving notice to the Target or the Target Stockholder Representative of such breach, Parent may not terminate this Agreement under this § 11(a)(iii); provided, however, that the Target shall not be entitled to any cure period for any material breach of a covenant or agreement contained in § 6(a)(xxiv) hereof;

(iv) by the Target, upon a material breach of any covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue in any material respect (a “Terminating Parent Breach”); provided, however, that, if such Terminating Parent Breach is capable of being cured by Parent prior to the Effective Time through the exercise of its reasonable best efforts, the Target shall promptly give notice of such Terminating Parent Breach to Parent and if such Terminating Parent Breach is cured within ten (10) days after giving written notice to Parent of such breach, the Target may not terminate this Agreement under this § 11(a);

(v) by Parent if, at a special meeting of the stockholders of the Target (including any adjournment or postponement thereof) or pursuant to a stockholder written consent, the requisite vote of the stockholders of Target shall not have been obtained as provided in § 8(a)(iii);

(vi) by Parent, if the Board of Directors of the Target shall have withheld, withdrawn or modified in a manner adverse to Parent its authorization, approval and recommendation in favor of the Merger and this Agreement;

(vii) by Parent, if (A) the Board of Directors of the Target makes an Adverse Recommendation, (B) the Board of Directors of the Target shall have approved or recommended to the Target Stockholders, taken no position with respect to, or failed to recommend against acceptance of, any Acquisition Proposal, (C) the Board of Directors of the Target takes any action described in the last sentence § 6(a)(xxiv)(B) of this Agreement or (D) the Target or the Board of Directors of the Target resolves to do any of the foregoing;

(viii) by the Target, if at any time prior to receipt of the Requisite Stockholder Approval the Board of Directors of the Target determines that it is required to terminate this Agreement pursuant to and in accordance with § 6(a)(xxiv)(D); provided that the Target shall have complied with the provisions of § 6(a)(xxiv), and shall be required to make any and all payments due to Parent payable pursuant to § 12(j)(ii);

(ix) by Parent or the Target if the Effective Time shall not have occurred on or before June 30, 2005; provided, however, that the right to terminate this Agreement pursuant to this § 11(a)(ix) shall not be available to any Party whose failure to fulfill, or breach of, any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

(x) by written notice of either Parent or the Target, if the Requisite Stockholder Approval shall not have been obtained as a special meeting of stockholders (including any adjournment or postponement thereof) or pursuant to a written stockholder consent, as contemplated by § 6(a)(xxiv) above.

(b) Effect of Termination. If any Party terminates this Agreement pursuant to §11(a) above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party to another as a result of such breach) and the provisions of § 12(j)(ii).

12. Miscellaneous.

(a) Further Action/Tax Treatment. Parent, the Target and Target Stockholders agree to cooperate to ensure that no payments made by Parent and the Target, either individually or in combination, pursuant to the Merger will be deemed to be an excess parachute payment under either Code §§ 280G or 4999. Cooperation under this § 12(a) shall be defined to include sharing of calculations and data used to perform Code § 280G analysis and approval by both Parent and the Target of the disclosures that are made in connection with the vote of the Target Stockholders to be used in order to qualify for the exemption under Code § 280G(b)(5)(A)(ii).

(b) Entire Agreement. This Agreement (including the Exhibits and Target Disclosure Schedule and documents referred to herein), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof. The duties of Parent and Merger Sub and any of their Affiliates and advisors under the Confidentiality Agreement shall expire at the Effective Time.

(c) No Third-Party Beneficiaries: Succession and Assignment. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of Parent and the Target Stockholder Representative; provided, however, that from and after the Effective Time Parent may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder.

(d) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(e) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if delivered in person, by facsimile, cable, telegram or telex if (and then two Business Days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to the Target:	Quallaby Corporation
59 Composite Way
Lowell, Massachusetts 01851-5150
Attention: President
Facsimile: (978) 322-4100

Copy to:	Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention: Thomas S. Ward, Esq.
Facsimile: (617) 526-5000

If to Parent or Merger Sub:	Micromuse Inc.
139 Townsend Street
San Francisco, California 94107
Attention: Nell O’Donnell, Esq.
Facsimile: (415) 365-2404

Copy to:	Paul, Hastings, Janofsky & Walker LLP
Twenty Fifth Floor
515 South Flower Street
Los Angeles, California 90071-2371
Attention: Robert R. Carlson, Esq.
Facsimile: (213) 627-0705

If to the Target Stockholder Representative:	William J. Geary
c/o North Bridge Venture Partners
950 Winter Street, Suite 4600
Waltham, Massachusetts 02451
Facsimile: (781) 290-0999

Copy to:	Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention: Thomas S. Ward, Esq.
Facsimile: (617) 526-5000

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, facsimile, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h) Amendments, Extensions and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties hereto. At any time prior to the Effective Time, the Parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of, any of the obligations or other acts of the other Parties hereto, (ii) waive any breach or inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on, the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. No delay on the part of any Party hereto in exercising, or failure to assert, any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Unless otherwise provided, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which the Parties hereto may otherwise have at law or in equity.

(i) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(j) Expenses.

(i) In the event that the transactions contemplated by this Agreement are not consummated, each of the Parties will bear its own costs and expenses (including, without limitation, all legal, outside advisors’ and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. In the event that the transactions contemplated by this Agreement are consummated, Parent shall pay all fees and expenses incurred by the Target and the Target Stockholders in connection with the transactions contemplated herein, including fees and expenses of attorneys and accountants, up to a maximum of Four Hundred Fifty Thousand Dollars ($450,000); provided, however, that all costs and expenses of the Target and the Target Stockholders (including, without limitation, all legal, outside advisors’ and accounting fees and expenses) in excess of Four Hundred Fifty Thousand Dollars ($450,000) incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Target Stockholders and shall not become obligations of the Surviving Corporation or of Parent.

(ii) Notwithstanding anything in this Agreement to the contrary,

(A) if this Agreement is terminated either:

(I) by Parent pursuant to § 11(a)(vi), (vii) or (x), or

(II) by the Target pursuant to § 11(a)(viii) or (x), and

(B) within twelve (12) months after the date of this Agreement the Target either:

(I) enters into a merger agreement, asset sale agreement or similar definitive agreement constituting or relating to any Acquisition Proposal, or

(II) otherwise agrees to any Acquisition Proposal,

then within two business days of the occurrence of either §12(j)(ii)(B)(I) or (II) above, the Target shall pay to Parent (as agent for itself and Merger Sub) the Target Break Up

Fee (as defined below) plus Parent’s and Merger Sub’s reasonably incurred out-of-pocket fees and expenses incurred by Parent and Merger Sub, including all legal, outside advisors’ and accounting fees and expenses. “Break Up Fee” means cash in immediately available funds in an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000).

(k) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

(l) Incorporation of Confidentiality Agreement, Exhibits, Parent Disclosure Schedule and Target Disclosure Schedule. The Confidentiality Agreement, Exhibits, Parent Disclosure Schedule and Target Disclosure Schedule identified in this Agreement are incorporated herein by reference and made a part hereof.

(m) Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in § 12(n) below), in addition to any other remedy to which they may be entitled, at law or in equity.

(n) Submission to Jurisdiction. Each of the Parties submits to the exclusive jurisdiction of any state or federal court sitting in The City of New York, New York, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Nothing in this § 12(n), however, shall affect the right of any Party to serve legal process in any other manner permitted by law or at equity.

(o) Counsel to Target. Each Target Stockholder acknowledges and agrees that Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Target, has represented the interests of the Target and not the individual interests of each Target Stockholder with respect to the transaction or transactions contemplated by this Agreement. Each Target Stockholder acknowledges that such stockholder has consulted with such stockholder’s own counsel, accountant and/or business advisor as to the legal, tax, investment and related matters with respect to the transaction or transactions contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

MICROMUSE INC., a Delaware corporation

By:	/s/ Ian Halifax
Name:	Ian Halifax
Title:	Chief Financial Officer

SYDNEY ACQUISITION INC., a Delaware corporation

By:	/s/ Nell O’Donnell
Name:	Nell O’Donnell
Title:	Secretary

QUALLABY CORPORATION, a Delaware corporation

By:	/s/ Gregor N. Ferguson
Name:	Gregor N. Ferguson
Title:	Chief Executive Officer

TARGET STOCKHOLDER REPRESENTATIVE

/s/ William J. Geary
Name:	William J. Geary

NORTH BRIDGE VENTURE PARTNERS IV - A, L.P.

By:	North Bridge Venture Management IV, L.P.,
its General Partner

By:	/s/ William J. Geary
Name:	William J. Geary
Title:	General Partner

NORTH BRIDGE VENTURE PARTNERS IV - B, L.P.

By:	North Bridge Venture Management IV, L.P.,
its General Partner

By:	/s/ William J. Geary
Name:	William J. Geary
Title:	General Partner

NORTH BRIDGE VENTURE PARTNERS V - A, L.P.

By:	North Bridge Venture Management V, L.P.,
its General Partner

By:	/s/ William J. Geary
Name:	William J. Geary
Title:	General Partner

NORTH BRIDGE VENTURE PARTNERS V – B, L.P.

By:	North Bridge Venture Management V, L.P.,
its General Partner

By:	/s/ William J. Geary
Name:	William J. Geary
Title:	General Partner

COMMONWEALTH CAPITAL VENTURES II L.P.

By:	Commonwealth Venture Partners II or III L.P.,
its General Partner

By:	/s/ Michael Fitzgerald
Name:	Michael Fitzgerald
Title:	General Partner

CCV II ASSOCIATES L.P.

By:	Commonwealth Venture Partners II L.P.,
its General Partner

By:	/s/ Michael Fitzgerald
Name:	Michael Fitzgerald
Title:	General Partner

COMMONWEALTH CAPITAL VENTURES III L.P.

By:	Commonwealth Venture Partners II or III L.P.,
its General Partner

By:	/s/ Michael Fitzgerald
Name:	Michael Fitzgerald
Title:	General Partner

CCV III ASSOCIATES L.P.

By:	Commonwealth Venture Partners III L.P.,
its General Partner

By:	/s/ Michael Fitzgerald
Name:	Michael Fitzgerald
Title:	General Partner

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